Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

L3HARRIS TECHNOLOGIES, INC.,

AQUILA MERGER SUB INC.

and

AEROJET ROCKETDYNE HOLDINGS, INC.

Dated as of December 17, 2022

i

ii

Exhibit A: Form of Certificate of Incorporation of the Surviving Corporation

Company Disclosure Letter

Parent Disclosure Letter

iii

AGREEMENT AND PLAN OF MERGER, dated as of December 17, 2022 (this “Agreement”), by and among L3Harris Technologies, Inc., a Delaware corporation (“Parent”), Aquila Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Aerojet Rocketdyne Holdings, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub, and the Company are referred to herein as the “parties” and each, a “party.”

W I T N E S S E T H :

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders’ Meeting;

WHEREAS, the boards of directors of Parent and Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, Parent, Merger Sub and the Company agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the laws of the State of Delaware as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., local time, or remotely by exchange of documents and signatures (or their electronic counterparts) on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions) or (b) at such other place, time and date as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, each of the Company and Merger Sub shall file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as may be agreed by the Company and Parent and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5 Organizational Documents of the Surviving Corporation. Subject to Section 5.10, at the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit A; and

(b) the bylaws of Merger Sub as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Corporation shall be “Aerojet Rocketdyne Holdings, Inc.” or such other name as designated by Parent), as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws.

Section 1.6 Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Section 1.7 Officers of the Surviving Corporation. The officers of Merger Sub as of immediately prior to the Effective Time or such other individuals as designated by Parent prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Conversion of Common Stock. Each share of common stock, par value $0.10 per share, of the Company (such shares, collectively, the “Common Stock,” and each, a “Share”) that is outstanding immediately prior to the Effective Time, but excluding Cancelled Shares and Dissenting Shares, shall be converted automatically into the right to receive (A) $58.00 per Share in cash, plus (B) the Additional Consideration (collectively, the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically cancelled upon the conversion thereof and shall cease to exist, and the holders of Book-Entry Shares or Certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration.

(ii) Cancellation of Shares. Each Share that is owned by the Company or any wholly owned Subsidiary of the Company as treasury stock or otherwise, but excluding for the avoidance of doubt any shares of Common Stock held by any Company Employee Plan or trust related thereto (other than, for the avoidance of doubt, shares of Common Stock reserved for issuance under any of the Company Equity Plans or the ESPP), or held, directly or indirectly, by Parent or Merger Sub or any wholly owned Subsidiary of Parent immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and is entitled to demand and properly demands appraisal of such Shares, as applicable (the “Dissenting Shares”), pursuant to, and who has properly exercised and perfected his or her demand for appraisal rights under and complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the Appraisal Rights (it being understood and acknowledged that such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder (including any holder of Proposed Dissenting Shares) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration pursuant to Section 2.1(a), without interest thereon. “Proposed Dissenting Shares” means shares of Common Stock whose holders provide demands for appraisal to the Company prior to the Company Stockholders’ Meeting and do not vote in favor of the adoption of this Agreement, in each case in accordance with the Appraisal Rights. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the Appraisal Rights and as provided in the first sentence of this Section 2.1(b). The Company shall give Parent (i) notice and copies of any demands received by the Company for appraisals of Shares and (ii) the reasonable opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands, approve any withdrawal of any such demands, waive any failure to timely deliver a written demand for appraisal or to otherwise comply with the provisions of Section 262 of the DGCL, or agree to do any of the foregoing.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Shares of the Company shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, however, that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. No later than the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent to act as a paying agent hereunder and approved in advance by the Company (such approval not to be unreasonably withheld, conditioned or delayed) in writing (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares and Dissenting Shares), payable upon due surrender of the certificates that, immediately prior to the Effective Time, represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or noncertificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article 2 (such cash being referred to as the “Exchange Fund”).

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Closing Date, Parent shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually reasonably agree), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (y) the Merger Consideration. No interest shall be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of Merger Consideration upon due surrender of a Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(iii) The Paying Agent, the Company, Parent and Merger Sub (and their respective Affiliates or agents), as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that such amounts are so deducted or withheld and paid over to the relevant Governmental Entity within the time and in the manner required by applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article 2.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares on the first (1st) anniversary of the Effective Time shall thereafter be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Article 2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e) Abandoned Property; No Liability. Any portion of the Merger Consideration remaining unclaimed by the former holders of Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. Anything in this Agreement to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Article 2, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Shares of the Company. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d).

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 2.3 Treatment of Company Equity Awards.

(a) At the Effective Time, and without any action on the part of Parent, the Company or any other Person, each Company SAR, whether vested or unvested, shall be cancelled, and the holder thereof shall be entitled to receive (subject to any applicable withholdings), an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Company SAR multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the per Share base price of such Company SAR. The payment described in this Section 2.3(a) shall be made by the Surviving Corporation within three (3) Business Days after the Effective Time. For the avoidance of doubt, each Company SAR with respect to which the per Share base price equals or exceeds the Merger Consideration shall be cancelled for no consideration at the Effective Time.

(b) Except as set forth in Section 2.3(c) below, at the Effective Time, and without any action on the part of Parent, the Company or any other Person, each unvested Company RSU Award and each unvested Company Restricted Stock Award that is outstanding immediately prior to the Effective Time shall automatically vest and be cancelled, and the holder thereof shall be entitled to receive (subject to any applicable withholdings) an amount in cash equal to the product of (i) the Merger Consideration, multiplied by (ii) the total number of Shares subject to such vested Company RSU Award or vested Company Restricted Stock Award, as applicable, together with any accrued and unpaid dividends corresponding to such vested Company RSU Award or vested Company Restricted Stock Award, as applicable. For purposes of clause (ii) of the immediately preceding sentence, the total number of Shares subject to a performance-based Company RSU Award or Company Restricted Stock Award shall be based on deemed achievement of maximum performance. The payment described in this Section 2.3(b) shall be made by the Surviving Corporation within three (3) Business Days after the Effective Time or at such later date required to avoid the imposition of Taxes under Section 409A of the Code.

(c) At the Effective Time, each unvested Company RSU Award granted on or after the date of this Agreement (each, a “Company Post-Signing RSU Award”) that is outstanding immediately prior to the Effective Time, excluding any such award granted to a non-employee director of the Company, shall be cancelled and extinguished. With respect to each cancelled and extinguished Company Post-Signing RSU Award:

(i) for each former holder thereof who remains employed with Parent and its Subsidiaries as of the Parent RSU Award grant date (which grant date shall in all events be within thirty (30) days of the Closing Date), Parent shall grant an award of Parent restricted stock units (each such replacement award, a “Parent RSU Award”) with respect to a number of shares of Parent Common Stock, rounded up to the nearest whole number equal to the product of (A) the total number of shares of Company Common Stock subject to such cancelled and forfeited Company Post-Signing RSU Award, multiplied by (B) the Equity Award Exchange Ratio, where (x) such Parent RSU Award shall be eligible to vest (I) on the same vesting schedule applicable to such cancelled and extinguished Company Post-Signing RSU Award, based on continued service following the Effective Time through each applicable vesting date and (II) upon an earlier termination of employment or service by Parent or its Affiliates without “Cause” or, solely with respect to any individual listed on Section 2.3(c)(i) of the Company Disclosure Letter, an earlier resignation for “Good Reason” (with each of “Cause” and “Good Reason” as defined in Section 2.3(c)(i) of the Company Disclosure Letter), and (y) such Parent RSU Award shall otherwise continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Post-Signing RSU Award immediately prior to the Effective Time; or

(ii) for each former holder thereof who is employed by the Acquired Companies as of immediately prior to the Effective Time and who does not remain employed with Parent and its Subsidiaries as of the Parent RSU Award grant date (which grant date shall in all events be within thirty (30) days of the Closing Date), such former holder shall be entitled to receive (subject to any applicable withholding or other Taxes, or other amounts required by applicable Law to be withheld) an amount in cash equal to the product of (A) the per Share Merger Consideration multiplied by (B) the total number of shares of Company Common Stock subject to such cancelled and forfeited Company Post-Signing RSU Award, together with any accrued and unpaid dividends corresponding to such Company Post-Signing RSU Award, which amount shall be paid by the Surviving Corporation within ten (10) Business Days after the termination of such former holder’s employment.

Following the Effective Time, any such cancelled and extinguished Company Post-Signing RSU Award shall entitle the former holder of such Company Post-Signing RSU only to the payments and, if applicable, Parent RSU Awards described in this Section 2.3(c).

(d) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the ESPP) shall adopt such resolutions or take such other actions as may be required so that (i) participation in the ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the ESPP on or following the date of this Agreement, (iii) no offering period shall be commenced after the date of this Agreement, and (iv) the ESPP shall terminate, effective on the earlier of the first purchase date following the date of this Agreement and the fifth trading day before the Effective Time, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the ESPP).

(e) Prior to the Effective Time, each of Parent and the Company shall take all actions necessary to effectuate the provisions set forth in this Section 2.3.

(f) As soon as practicable following the Closing Date (but in no event more than five Business Days following the Closing Date), Parent shall file a registration statement on Form S-8 (or any successor form) with respect to the issuance of the shares of Parent Common Stock subject to the Parent RSU Awards and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Parent RSU Awards remain outstanding.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as follows, it being understood that the representations and warranties contained in this Article 3 are subject to: (a) the exceptions and disclosures set forth in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”); and (b) any information set forth in any Company SEC Report filed with the SEC at least two (2) Business Days prior to the date of this Agreement and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) on or after January 1, 2020 (the “Filed SEC Reports”) (but excluding any disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer and any other information, statement or other disclosure that is similarly cautionary, predictive or forward-looking and not a statement of historical or current facts); provided in the case of disclosure in a Filed SEC Report that such disclosure shall be deemed to relate to and qualify only those particular representations and warranties contained in this Article 3 where it is reasonably apparent on its face from the substance of the matter disclosed that the information relates or is relevant to that representation or warranty:

Section 3.1 Qualification, Organization, Subsidiaries.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except (other than with respect to the Company’s due organization, valid existence, good standing or corporate power and authority), in each case, as does not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries are duly authorized, fully paid and non-assessable and have been validly issued and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Liens other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary or any Permitted Liens.

(c) The Company has made available to Parent complete and correct copies of the certificate of incorporation and bylaws (or equivalent organizational documents) of the Company and each of its Subsidiaries, each as amended to the date of this Agreement, and each as so made available is in full force and effect. The Company is not in material violation of any provision of its certificate of incorporation or bylaws.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 150,000,000 shares of Common Stock, of which 80,649,750 shares (excluding shares of Company Restricted Stock Awards, but including 776,778 shares of Common Stock subject to issuance and/or delivery pursuant to Company RSU Awards that have vested and Company RSU Awards, in each case, credited to the Directors Deferred Compensation Plan) have been issued and are outstanding as of December 15, 2022 (the “Measurement Time”); and (ii) 15,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding as of the date of this Agreement. From the Measurement Time until and including the date of this Agreement, the Company has not issued any shares of Common Stock. As of the Measurement Time, 1,929,647 shares of Common Stock are held by the Company as treasury stock. All of the outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except for the shares of Common Stock held by the Company as treasury stock, there are no shares of Common Stock held by any of the Acquired Companies. There is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Common Stock or capital stock of any of the Company’s Subsidiaries, except for the Confidentiality Agreement. Except as set forth in Section 3.2(a) of the Company Disclosure Letter, none of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Common Stock or other securities of the Company (including any Company Equity Awards, except pursuant to the forfeiture conditions of such Company Equity Awards or the cashless exercise or Tax withholding provisions of or authorizations related to such Company Equity Awards as in effect as of the date of this Agreement).

(b) As of the close of business on the Measurement Time:

(i) 60,778 shares of Common Stock are reserved for future issuance pursuant to outstanding options in respect of the current “offering period” under the Company’s Amended and Restated 2013 Employee Stock Purchase Plan (the “ESPP”);

(ii) 2,036,008 shares of Common Stock are subject to issuance and/or delivery pursuant to Company RSU Awards granted and outstanding under the Company Equity Plans (including Company RSU Awards that vest based on time-based vesting requirements and performance-based vesting requirements assuming deemed achievement of maximum performance) (including 776,778 shares of Common Stock subject to issuance and/or delivery pursuant to Company RSU Awards that have vested and Company RSU Awards, in each case, credited to the Directors Deferred Compensation Plan);

(iii) 194,088 shares of Common Stock subject to Company Restricted Stock Awards are outstanding under the Company Equity Plans (including Company Restricted Stock Awards that vest based on time-based vesting requirements and performance-based vesting requirements assuming deemed achievement of maximum performance);

(iv) 519,082 Company SARs (denominated in shares of Common Stock) with a weighted average base price of $22.22 are granted and outstanding under the Company Equity Plans (all of which are cash-settled Company SARs);

(v) no Company Equity Awards are outstanding other than those granted under the Company Equity Plans and the ESPP and referenced in the preceding clauses (i) through (iv);

(vi) 4,238,947 shares of Common Stock are reserved for future issuance pursuant to Company Equity Awards not yet granted under the Company Equity Plans and the ESPP; and

(vii) 653 phantom shares of Common Stock are credited to accounts under and pursuant to the Company’s Deferred Bonus Plan.

From the Measurement Time until and including the date of this Agreement, the Company has not issued any equity awards of the type described in the preceding sentence, except with respect to any Company SAR exercised by current or former employees of any Acquired Company during such period.

(c) Except as set forth in Section 3.2(b) and Section 3.2(c) of the Company Disclosure Letter and for shares of Common Stock issued following the Measurement Time pursuant to the exercise or vesting of Company Equity Awards outstanding as of the Measurement Time and the issuance of shares pursuant to the ESPP, as of the date of this Agreement there is no: (i) outstanding equity-based compensation award, subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Companies (including any subscription or other right to purchase shares of Common Stock under the ESPP); (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies; (iii) Contract under which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that, to the Knowledge of the Company, gives rise to or provides a reasonable basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Acquired Companies.

(d) Except as set forth on Section 3.2(d) of the Company Disclosure Letter, all outstanding shares of Common Stock, options, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other securities of the Acquired Companies have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Laws; and (ii) all requirements set forth in applicable Contracts.

(e) Except as set forth on Section 3.2(e) of the Company Disclosure Letter, all of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, and are owned beneficially and of record by the Company or another Acquired Company, free and clear of any Liens.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries consisting of less than one percent (1%) of the outstanding capital stock of each company.

Section 3.3 Corporate Authority; Binding Nature of This Agreement. The Company has the necessary corporate power and authority, and has taken all corporate action necessary, to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated in this Agreement, subject, in the case of the consummation of the Merger, only to the adoption of this Agreement by the Required Company Stockholder Vote. The Company’s Board of Directors (at a meeting duly called and held) on or prior to the date of this Agreement has: (a) determined that the Merger is advisable and fair to, and in the best interests of, the Company and its stockholders; (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger; (c) recommended the adoption of this Agreement by the holders of Common Stock (the “Recommendation”) and directed that this Agreement be submitted for adoption by the Company’s stockholders at the Company Stockholders’ Meeting; and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar applicable Law that otherwise might apply to the Merger or any of the other Contemplated Transactions. Subject to Section 5.4(e), the Company’s Board of Directors has not rescinded, modified or withdrawn any of the actions referred to in the immediately preceding sentence in any respect. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.4 Non-Contravention; Consents. Except as may be required by (i) the Exchange Act, (ii) the DGCL and (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (“HSR Act”) (clauses (i), (ii) and (iii), collectively, the “Specified Approvals”), neither the execution, delivery or performance of this Agreement by the Company nor the consummation of the Merger or any of the other transactions contemplated in this Agreement by the Company, will directly or indirectly (with or without notice or lapse of time):

(a) subject, in the case of the consummation of the Merger, only to the adoption of this Agreement by the Required Company Stockholder Vote, contravene, conflict with or result in a violation of the certificate of incorporation, bylaws or other charter or organizational or governing documents of the Company or any of its significant Subsidiaries;

(b) subject to any filings, notices or Consents referenced in the following sentence, contravene, conflict with or result in a violation of any Law or Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;

(c) subject to any filings, notices or Consents set forth in Section 3.4(c) of the Company Disclosure Letter, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Contract; (ii) a penalty under any Company Contract; (iii) accelerate the maturity or performance of any Company Contract; or (iv) cancel, terminate or modify any right, benefit, obligation or other term of any Company Contract; or

(d) except as set forth in Section 3.4(d) of the Company Disclosure Letter result in the creation of any Lien (other than Permitted Liens) upon any asset owned or used by any of the Acquired Companies;

except, in the case of clauses (b), (c) and (d) above, for any such filings, notices or Consents (or lack thereof), contraventions, conflicts, violations, breaches, defaults, rights or Liens that do not, individually or in the aggregate, constitute a Company Material Adverse Effect and would not reasonably be expected to prevent, materially delay or materially impede the Merger or any of the Contemplated Transactions.

Except as may be required by the Exchange Act, the DGCL, the Specified Approvals, and except as set forth in Section 3.4-1 of the Company Disclosure Letter, none of the Acquired Companies is required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Entity in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Merger or any of the other Contemplated Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole, and would not reasonably be expected to prevent, materially delay or materially impede the Merger or any of the Contemplated Transactions.

Section 3.5 Reports and Financial Statements.

(a) All forms, documents and reports required to have been filed or furnished by the Company with the SEC since January 1, 2020 (the “Company SEC Reports”) have been so filed and, as of the date hereof, are publicly available on EDGAR. None of the Company’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act (as the case may be); and (ii) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated in such Company SEC Report or necessary in order to make the statements in such Company SEC Report, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no unresolved written comments issued by the staff of the SEC with respect to any of the Company SEC Reports. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Reports is the subject of any ongoing review by the SEC.

(b) The consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Reports: (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by the SEC); and (ii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered in each statement.

(c) The Company maintains disclosure controls and procedures and internal control over financial reporting required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act and internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) as required by the Exchange Act. Such disclosure controls and procedures are sufficient to provide reasonable assurances (i) that all material information concerning the Acquired Companies is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) as to the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s Board of Directors and in a Company SEC Report (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or any other employee who has (or has had) a significant role in the Company’s internal control over financial reporting. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of the New York Stock Exchange and, since January 1, 2020, has not received any notice from the New York Stock Exchange asserting any non-compliance with such rules and regulations.

(d) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act applicable to it. No Acquired Company has outstanding, or has arranged any outstanding, “extension of credit” to any director or executive officer within the meaning of Section 402 of the Sarbanes-Oxley Act.

(e) Between January 1, 2020 and the date of this Agreement, there have been no changes in any of the Company’s accounting policies or in the methods of making accounting estimates or changes in estimates that, individually or in the aggregate, are material and adverse to the Company’s financial statements (including, any related notes thereto) contained in the Company SEC Reports, except as described in the Company SEC Reports. The reserves reflected in such financial statements contained in the Company SEC Reports have been determined and established in accordance with GAAP applied on a consistent basis.

(f) Between January 1, 2020 and the date of this Agreement, there have not been any transactions, agreements, arrangements or understandings between any Acquired Company and any other Person that would be required to be disclosed in filings with the SEC under the Securities Act or the Exchange Act pursuant to Item 404 of Regulation S-K which has not been disclosed in a Filed SEC Report.

Section 3.6 Absence of Changes.

(a) From January 1, 2022 through the date of this Agreement, no event, change, occurrence or development has occurred that, individually or in the aggregate, constitutes a Company Material Adverse Effect.

(b) From September 30, 2022 through the date of this Agreement, the Acquired Companies have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practice.

(c) From September 30, 2022 through the date of this Agreement, except for events giving rise to and the discussion and negotiation of this Agreement, none of the Company or any of its Subsidiaries has taken any action, or authorized, approved, committed or agreed to take any action, that if taken during the period from the date of this Agreement until the Closing, would require Parent’s consent under Section 5.1(b)(vi) (with respect to the Company itself), Section 5.1(b)(ix) or (solely with respect to the foregoing provisions) Section 5.1(b)(xvii).

Section 3.7 Legal Proceedings; Orders.

(a) Except as set forth in Section 3.7(a) of the Company Disclosure Letter, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies, except for Legal Proceedings that, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Acquired Companies taken as a whole; or (ii) that, as of the date of this Agreement, challenges, or that may reasonably be expected to have the effect of preventing, delaying or otherwise interfering with, the Merger or any of the Contemplated Transactions. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that reasonably would be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject, except for Orders that, individually or in the aggregate, are not and would not reasonably be expected to be material and adverse to the Acquired Companies taken as a whole. To the Knowledge of the Company, no officer of any of the Acquired Companies is subject to any Order that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Companies.

Section 3.8 Title to Assets. Except for Owned Real Property and Development Real Property for which the representations with respect to title are the subject of Section 3.9, the Acquired Companies own, and have good and valid title to, all assets purported to be owned by them that are material to the Acquired Companies taken as a whole. Except as set forth in Section 3.8 of the Company Disclosure Letter, all of the material tangible personal assets are owned by the Acquired Companies free and clear of any Liens, except for Permitted Liens.

Section 3.9 Real Property; Equipment; Leasehold.

(a) Section 3.9(a)-1 of the Company Disclosure Letter sets forth the address of each parcel of real property owned by the Acquired Companies as of the date of this Agreement (excluding the Development Real Property which is addressed in Section 3.9(e) below) (the “Owned Real Property”). Except as set forth in Section 3.9(a)-1 of the Company Disclosure Letter, none of the Acquired Companies owns any real property or any interest in real property as of the date of this Agreement. The Acquired Companies are the sole owners of the Owned Real Property and, subject to the Permitted Liens, have good and valid fee simple title and, to the Knowledge of the Company, marketable title to the Owned Real Property, and the Owned Real Property is free and clear of any Liens, except for Permitted Liens. Section 3.9(a)-2 of the Company Disclosure Letter sets forth a list of each material real property lease, sublease, license or occupancy agreement pursuant to which any of the Acquired Companies leases, subleases, licenses or occupies real property from any other Person as of the date of this Agreement (the “Leases”). The Acquired Companies are the sole holders of good and valid leasehold interests in and to all of the Leased Real Property, and the Acquired Companies’ interests in the Leased Real Property are free and clear of any Liens, except for Permitted Liens. All of the Leases are (i) valid, binding on and enforceable against the applicable Acquired Company and, to the Knowledge of the Company, each of the parties thereto, subject to the Enforceability Exceptions, and (ii) are in full force and effect, have not been modified, amended or supplemented, in writing or otherwise, and all material rents, additional rents and other amounts due to date pursuant to each Lease have been paid, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Acquired Companies taken as a whole. To the Knowledge of the Company, no Acquired Company has received any written notice of a material breach or default under any Lease to which it is a party, nor, to the Knowledge of the Company, has any other party to any Lease breached such Lease in any material respect, nor has any event or omission occurred which with the giving of notice or the lapse of time, or both, would constitute a material breach or default under any Lease. The Company has made available to Parent, as of the date hereof, accurate and complete (in all material respects) copies of all Leases.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Acquired Companies taken as a whole, other than as set forth on Section 3.9(b)(i) of the Company Disclosure Letter, no Acquired Company has made any alterations, additions or improvements to the Leased Real Property that are required to be removed at the termination of the applicable lease term and, to the Knowledge of the Company, the present use and operation of the Owned Real Property and the Leased Real Property is authorized by, and is in compliance with all applicable zoning, land use, building, fire, health, labor, safety and health laws and other applicable Laws. To the Knowledge of the Company, the Company has not received written notice of a pending or threatened Legal Proceeding that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present use or operation of any material Owned Real Property or Leased Real Property. To the Knowledge of the Company, the Company has not received any written notice of any pending rezoning, condemnation or eminent domain proceedings relating to any Owned Real Property or

Leased Real Property. To the Knowledge of the Company, and except as set forth in Section 3.9(b)(ii) of the Company Disclosure Letter, there are no variances, special zoning exceptions, conditions or agreements affecting the Owned Real Property or any part thereof, that would have a material and adverse effect on the use of the Owned Real Property and, to the Knowledge of the Company, the Company’s use of the Leased Real Property as of the date of this Agreement.

(c) Except as set forth in Section 3.9(c) of the Company Disclosure Letter, and except for customary access rights or easements or licenses granted in the ordinary course of owning or operating the Owned Real Property or Leased Real Property, as applicable, that are deemed to constitute Permitted Liens pursuant to the terms of this Agreement, (i) there are no leases, subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any of the Owned Real Property or Leased Real Property to any Person other than the Acquired Companies, (ii) there is no Person in possession of any of the Owned Real Property or Leased Real Property other than the Acquired Companies, and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any of the Owned Real Property or any portion thereof or interest therein.

(d) Except as set forth in Section 3.9(d) of the Company Disclosure Letter, all buildings, structures, fixtures, material items of equipment and other material tangible assets owned by or leased to the Acquired Companies (including the Leased Real Property) are adequate for the conduct of the businesses of the Acquired Companies in the manner in which such businesses are currently being conducted and are in good condition and repair in all material respects (ordinary wear and tear excepted).

(e) Section 3.9(e)-(1) of the Company Disclosure Letter sets forth an accurate and complete description of the projects within each parcel of undeveloped real property owned by the Acquired Companies, as of the date of this Agreement, that is held for development or anticipated to be sold by an Acquired Company for development (the “Development Real Property”). The Acquired Companies are the sole owners of the Development Real Property and, subject to Permitted Liens, have good, valid and marketable fee simple title to the Development Real Property, and the Development Real Property is free and clear of any Liens, except for Permitted Liens. Section 3.9(e)-1 of the Company Disclosure Letter sets forth the current zoning of each parcel of the Development Real Property and the status of entitlements for each parcel of Development Real Property. Except as set forth on Section 3.9(e)-1 of the Company Disclosure Letter, no parcel of any of the Development Real Property is subject to any restrictions applicable to any parcel of the Development Real Property that would restrict in any material respect the development of such parcel for commercial or residential use, except for Permitted Liens. Except as set forth on Section 3.9(e)-2 of the Company Disclosure Letter, no portion of the Development Real Property is subject to a Contract for sale and no third party has the right to use or occupy any portion of the Development Real Property. Section 3.9(e)-3 sets forth (i) each parcel of Development Real Property that is currently under development and (ii) the anticipated use of such parcel. The Acquired Companies have not encumbered, sold or agreed to sell or encumber any development rights, air rights or other similar rights except for Permitted Liens.

Section 3.10 Intellectual Property.

(a) Section 3.10(a) of the Company Disclosure Letter accurately identifies: (i) (A) each item of material Registered IP in which any Acquired Company has (or purports to have) an ownership interest, (B) each item of material Registered IP in which any Acquired Company has (or purports to have) any material exclusive license or similar exclusive right, in any field or territory, and (C) each item of material Registered IP in which any Acquired Company has (or purports to have) an ownership interest as to which material rights have been granted to another Person pursuant to a material Company Outbound License, in each case including the jurisdiction in which such item of material Registered IP has been registered or filed and the applicable application, registration or serial number and date and the record owner and, if different, the legal owner and beneficial owner, (ii) each material Company Inbound License; and (iii) each material Company Outbound License, in each case as of the date of this Agreement.

(b) Except as set forth in Section 3.10(b) of the Company Disclosure Letter, the Acquired Companies exclusively own all right, title and interest in and to the material Company IP, free and clear of any Liens, except for Permitted Liens. Without limiting the generality of the foregoing: (i) all documents and instruments necessary to perfect the rights of the Acquired Companies in the Company IP that is material Registered IP have been validly executed, delivered and filed with the appropriate Governmental Entity at a time so as not to cause a loss or impairment of such material Registered IP; (ii) each Person who is or was involved in the creation or development of any material Intellectual Property or material Intellectual Property Rights in the course of that Person’s work with or for any Acquired Company has validly and irrevocably assigned to an Acquired Company all such material Intellectual Property and Intellectual Property Rights and is bound by confidentiality provisions protecting such Intellectual Property and Intellectual Property Rights; (iii) no Governmental Entity, university, college, or other educational institution or research center has or purports to have any (A) ownership in any material Company IP or (B) any rights to any material Company IP delivered pursuant to a Government Contract other than rights granted to the U.S. government in the ordinary course of business; (iv) each Acquired Company has taken the steps reasonably required under any Government Contract and applicable Law to assert, protect and support its rights in material Company IP so that no more than the rights or licenses intended to be provided by each Acquired Company under such applicable Laws and Government Contract terms will have been provided to the relevant prime contractor or Governmental Entity, including to list material Software and material technical data covered by Company IP in any required assertions table and to include the proper and required restrictive legends on copies of such material Software and material technical data delivered under any Government Contract; (v) each Acquired Company has taken commercially reasonable steps to maintain the confidentiality of its material trade secrets and other material confidential information, and to otherwise protect, maintain and preserve its material Intellectual Property and Intellectual Property Rights, and, to the Knowledge of the Company, since January 1, 2020, there has been no material violation, infringement or unauthorized access or disclosure of the foregoing; (vi) none of the Acquired Companies: (1) is or has been a member of, made any submission or contribution to, or is subject to any Contract with any forum, consortium, patent pool, standards body or similar Person (each, a “Standards Organization”) that does or would obligate any Acquired Company to grant or offer a license or other right to, or otherwise impair its control of, any material Company IP; or (2) has received a request in writing from any Person for any license or other right to any material Company IP in connection with the activities of or participation in any Standards

Organization; (vii) no material Company IP is subject to any commitment that does or would require the grant of any license or right to any Person, or otherwise limit any Acquired Company’s control, of any material Company IP; (viii) except for Intellectual Property Rights licensed to Acquired Companies under Company Inbound Licenses, and except for Intellectual Property Rights in components, Software, and technical data supplied to the Acquired Companies by their suppliers, the Acquired Companies own all material Intellectual Property Rights in each Company Product; and (ix) the Acquired Companies own or otherwise have sufficient rights in, and after the Closing the Surviving Corporation will continue to own and otherwise have sufficient rights in, all material Intellectual Property Rights necessary to conduct the business of the Acquired Companies as currently conducted.

(c) All Company IP that is material Registered IP is subsisting, and, to the Knowledge of the Company, valid and enforceable. Without limiting the generality of the foregoing: (i) with respect to each item of Company IP that is material Registered IP, all necessary (A) fees, payments and filings have been timely submitted to the relevant Governmental Entity; and (B) other actions have been timely taken, in the case of each of clauses (A) and (B), so as to maintain such material Registered IP in full force and effect; and (ii) no Legal Proceeding is pending, has since January 1, 2020 been pending or, to the Knowledge of the Company, has since January 1, 2020 been threatened, in which the ownership, scope, validity or enforceability of any material Company IP is being, has been, or reasonably would be expected to be contested or challenged, except for Legal Proceedings before a government patent or trademark office for the ordinary-course prosecution of Registered IP.

(d) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, any of the following (including if a Consent is required to avoid any of the following): (i) a loss of, or Lien on, any material Company IP; (ii) a breach of, default under, termination of, or reduction or limitation on the scope of any license under any material Company Inbound License or a breach of, default under, termination of, or expansion of the scope of any material Company Outbound License; (iii) the grant, assignment or transfer to any other Person of any license or other right, immunity, or interest under, in or to any material Company IP or material Intellectual Property Rights owned by Parent, the Surviving Corporation or any of their Affiliates or the satisfaction of any condition as a result of which any Person would be permitted to exercise any license or other right, immunity, or interest under, in or to any material Company IP or material Intellectual Property Right owned by Parent, the Surviving Corporation or any of their Affiliates; (iv) Parent, the Surviving Corporation or any of their Affiliates being bound by, or subject to, any exclusivity commitment, non-competition agreement or other limitation or restriction on the operation of their respective businesses or the use, exploitation, assertion or enforcement of material Intellectual Property or Intellectual Property Rights anywhere in the world; (v) a reduction of any royalties or other payments that an Acquired Company otherwise would be entitled to with respect to any material Company IP; or (vi) Parent, the Surviving Corporation or any of their Affiliates being obligated by the terms of any Company Contract related to Intellectual Property to pay any material royalties or other material amounts to any Person in excess of those payable by the Acquired Companies prior to the Closing.

(e) No Acquired Company has ever infringed, misappropriated or otherwise violated or made unlawful use (directly, contributorily, by inducement or otherwise) of any Intellectual Property or Intellectual Property Right of any other Person, and none of the Company Products or the conduct of the business of any Acquired Company infringes, violates or makes unlawful use of any Intellectual Property Right of any other Person, and no Company Product contains any Intellectual Property misappropriated from any other Person, in each case in a manner that would, or would be reasonably expected to, create a material Liability for any of the Acquired Companies. Without limiting the generality of the foregoing: (i) no infringement, misappropriation, unlawful use or similar Legal Proceeding is pending or threatened in writing (or to the Knowledge of the Company otherwise threatened) against any Acquired Company or, to the Knowledge of the Company, pending or threatened against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to such Legal Proceeding; and (ii) to the Knowledge of the Company, since January 1, 2020, no Acquired Company has received any written notice or other communication relating to any actual, alleged or suspected infringement, misappropriation, violation or unlawful use by any Company Product, or by any Acquired Company, of any Intellectual Property or Intellectual Property Right of another Person, in the case of each of clauses (i) and (ii), that would, or would be reasonably expected to, create a material Liability for any of the Acquired Companies.

(f) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions will, or reasonably would be expected to, with or without notice or lapse of time, result in the delivery, license or disclosure of (or a requirement that any Acquired Company or other Person deliver, license, or disclose) any Source Material for any material Company IP to any escrow agent or other Person. To the Knowledge of the Company, no event has occurred or circumstance or condition exists that, with or without notice or lapse of time, will, or reasonably would be expected to, give rise to or serve as a basis for an obligation to deliver, license or disclose any Source Material for any material Company IP that any Acquired Company maintains, or desires to maintain, as confidential or proprietary to any escrow agent or other Person.

(g) No material Company Software contains, is derived from, is distributed or made available with, or is being or was developed using Open Source Software in a manner such that the terms under which such Open Source Software is licensed impose or purport to impose a requirement or condition that an Acquired Company grant a license under or to, or refrain from asserting or enforcing, its material Intellectual Property Rights or that any other Software included in any material Company IP, or part thereof, be: (i) disclosed, distributed or made available in source code form; (ii) licensed for the purpose of making modifications or derivative works; or (iii) redistributable at no or minimal charge. Each Acquired Company has at all times complied with, and is currently in compliance with, all of the licenses, conditions, and other requirements applicable to Open Source Software in all material respects.

(h) The Acquired Companies’ receipt, use, disclosure, collection, confidentiality, processing, transfer or security of Protected Information has since January 1, 2020 complied, and complies with, in all material respects: (i) each Company Contract; (ii) applicable Information Privacy and Security Laws; and (iii) applicable policies and procedures adopted by the Acquired Companies relating to Protected Information.

(i) Except as set forth in Section 3.10(i) of the Company Disclosure Letter, the Acquired Companies have adopted, and are and since January 1, 2020 have been in compliance in all material respects with, reasonable policies and procedures that apply to the Acquired Companies with respect to privacy, data protection, processing, security and the collection and use of Protected Information gathered or accessed in the course of the operations of the Acquired Companies.

(j) Each Acquired Company appropriately protects in all material respects the confidentiality, integrity and security of its Protected Information and its IT Systems against any unauthorized use, access, interruption, modification or corruption. Each Acquired Company has implemented and maintains an information security program that: (i) complies in all material respects with all applicable Information Privacy and Security Laws and prevailing industry standards; (ii) reasonably identifies internal and external risks to the security of any proprietary or confidential information, including Protected Information; (iii) monitors and protects Protected Information and all material IT Systems against any unauthorized use, access, interruption, modification or corruption, in each case in conformance with applicable Information Privacy and Security Laws in all material respects; (iv) reasonably implements, monitors and maintains appropriate administrative, organizational, technical and physical safeguards to control the risks described in clauses (ii) and (iii) above; (v) is described in written data security policies and procedures; (vi) reasonably assesses each of the Acquired Companies’ data security practices, programs and risks; and (vii) maintains incident response and notification procedures in compliance in all material respects with applicable Information Privacy and Security Laws. Each Acquired Company is taking, and has since January 1, 2020 taken, reasonable measures to ensure that any Protected Information collected or handled by authorized third parties acting on behalf of such Acquired Company provides similar safeguards, in each case, in compliance in all material respects with applicable Information Privacy and Security Laws and consistent with general industry standards.

(k) Each Acquired Company has taken reasonable and appropriate measures to secure all Company Technology prior to selling, distributing, deploying or providing it to customers, in each case in all material respects and, in any event, as required by applicable Company Contracts, or in the case of any Company Technology sold, distributed, or provided to customers, in all material respects and, in any event, as required by applicable Company Contracts and in accordance with industry standards. No Company Technology or IT System contains any listening or recording device of which the user or the customer is not made aware, “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry), software routine, disabling codes or instructions or other vulnerabilities, faults or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, Protected Information, information processed by Company Technology or IT Systems, or a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent. To the Knowledge of the Company, since January 1, 2020, there has been no material data security breach or other third-party violation (including ransomware), of any IT System, or material unauthorized acquisition, access, use or disclosure of any Protected Information, owned, transmitted, used, stored, received or controlled by or on behalf of any of the Acquired Companies, or investigation, audit, complaint or litigation relating to any data security breach or violation of applicable Information Privacy and Security Laws by any Acquired Company. All material IT Systems function as necessary to conduct the business of the Acquired Companies as currently conducted in all material respects, and since January 1, 2020 there has not been any outage or malfunction of an IT System that would, or would be reasonably expected to, create a material Liability for any of the Acquired Companies, except as has been remediated in all material respects.

Section 3.11 Material Contracts.

(a) Section 3.11(a)-1 of the Company Disclosure Letter identifies, as of the date of this Agreement, each of the following Company Contracts:

(i) any Company Contract relating to the development, sale or disposition of any Owned Real Property or Development Real Property;

(ii) any Company Contract: (A) involving a material joint venture, strategic alliance, partnership or sharing of profits or revenue; or (B) for any capital expenditure over the remaining life of such Company Contract in excess of $3,000,000 that is not included in the Company’s capital expenditure budget set forth in Section 3.11(a)-1(iv) of the Company Disclosure Letter;

(iii) any Company Contract entered into since January 1, 2018, relating to the acquisition, transfer, sale, development (including joint development) or joint ownership of any material Company IP (other than assignments of Intellectual Property to the Acquired Companies from their employees or contractors on standard forms used by such Acquired Companies);

(iv) any Company Contract entered into at any time since January 1, 2020: (A) relating to the disposition or acquisition by any Acquired Company of any business, product line or other assets outside the ordinary course of business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) for consideration in excess of $15,000,000 individually or $30,000,000 in the aggregate for all such Company Contracts; or (B) pursuant to which any Acquired Company will acquire any interest, or will make an investment, other than short term investments including but not limited to money market funds, bank deposits, commercial paper and other money market instruments as disclosed in the Company Balance Sheet or the notes thereto, or incurred in the ordinary course consistent with past practice since the date of the Company Balance Sheet, for consideration in excess of $15,000,000 in any other Person, other than another Acquired Company;

(v) any Company Contract relating to the disposition or acquisition by any Acquired Company of any business, product line or other material assets of the Acquired Company or another Entity outside the ordinary course of business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) with continuing material indemnification obligations of any Acquired Company, or any material remaining “earn out” or other contingent payment or consideration of any Acquired Company that has not been substantially satisfied prior to the date of this Agreement;

(vi) any Company Contract containing any “standstill” or similar provisions that limit or restrict; (A) the ability of a Person to acquire any securities or assets of an Acquired Company or (B) the ability of an Acquired Company to acquire any securities or assets of a Person that is not an Acquired Company;

(vii) any Company Contract that by its terms materially limits the ability of any Acquired Company (or, by its terms, following the Closing would limit the ability of Parent or any of its Subsidiaries of Parent (other than the Acquired Companies)): (A) to engage in any line of business or compete with, or provide any product or service to, any other Person or in any geographic area; (B) to acquire any product or other asset or any service from any Person, sell any product or other asset to or perform any service for any other Person, or transact business or deal in any other manner with any other Person; or (C) to develop, sell, supply, distribute, offer, support or service any product or other asset or license any Intellectual Property Right to or for any other Person;

(viii) any Company Contract that by its terms: (A) grants exclusive rights to market, sell or deliver any material product or service of any Acquired Company; (B) contains any “most favored nation” or similar provision in favor of the counterparty for a material product or service of any Acquired Company; (C) contains a right of first refusal, first offer or first negotiation or any similar right with respect to a material asset owned by an Acquired Company; or (D) provides for a “sole source” or similar relationship or contains any provision that requires the purchase of all or a material portion of an Acquired Company’s requirements from any third party; or any Company Contract that, by its terms, following the Closing would grant, contain or provide, or purport to grant, contain or provide, any of the foregoing rights in respect of Parent or any Subsidiary of Parent (other than those Subsidiaries constituting Acquired Companies);

(ix) any Bid in excess of $30,000,000 submitted by an Acquired Company that, if awarded to the Acquired Company, would result or be expected to result, in a Company Contract contemplated by any of the foregoing clauses (i) through (x);

(x) any Company Contract that involves or includes, as the case may be: (A) a fixed price development work with a completion criteria in excess of $5,000,000 over the remaining life of such Company Contract; or (B) as of September 30, 2022, an anticipated loss for the remaining life of the Company Contract determined in accordance with GAAP in excess of $5,000,000;

(xi) any settlement, conciliation or similar Company Contract arising out of a Legal Proceeding or threatened Legal Proceeding: (A) that materially restricts or imposes any material obligation on any Acquired Company or materially disrupts the business of any of the Acquired Companies as currently conducted; or (B) that would require any of the Acquired Companies to pay consideration valued at more than $10,000,000 in the aggregate following the date of this Agreement; and

(xii) any other Company Contract (other than any other Material Contract), if a termination of such Company Contract, individually or in the aggregate, constitutes a Company Material Adverse Effect.

For purposes of this Agreement (except as otherwise set forth in this Agreement), Company Contracts of the type required to be set forth in Section 3.9(a)-2, Section 3.10(a)(ii)-(iii), Section 3.11(a)-1, Section 3.14(b), Section 3.18(d) and Section 3.20(a) of the Company Disclosure Letter and any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), in each case as of the date of this Agreement shall be deemed to constitute a “Material Contract.” Except as set forth on Section 3.11(a)-2 of the Company Disclosure Letter, the Company has made available to Parent an accurate and complete copy of each Material Contract.

(b) Except as does not, individually or in the aggregate, constitute a Company Material Adverse Effect, each Company Contract that constitutes a Material Contract is in full force and effect and is valid, binding and enforceable in accordance with its terms against each Acquired Company which is a party thereto, subject to the Enforceability Exceptions and assuming the validity, binding nature and enforceability against the counterparty or counterparties thereto. None of the Acquired Companies, and, to the Knowledge of the Company, no other Person, has violated or breached, or committed any default under, any Material Contract, where such violation, breach or default, individually or in the aggregate, constitutes a Company Material Adverse Effect. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) reasonably would be expected to: (i) result in a material default, violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a material default or exercise any remedy under any Material Contract; (iii) give any Person the right to receive or require a penalty under any Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Material Contract (or any material obligation thereunder); or (v) give any Person the right to cancel, terminate or modify any Material Contract. Since January 1, 2020, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication regarding an actual or alleged material breach by an Acquired Company of, or default by an Acquired Company under, any Material Contract.

Section 3.12 Company Products. To the Knowledge of the Company, each Company Product sold, delivered, provided or otherwise made available by any Acquired Company or accepted by any customer of any Acquired Company since January 1, 2020 (a) conforms and complies in all material respects with the terms and requirements of any applicable warranty or other Contract terms and (b) is free of any material design defect, manufacturing or construction defect or other defect or deficiency at the time it was sold, delivered, provided or otherwise made available, in each case except for any such non-conformities, non-compliance, defects or deficiencies that would either (i) individually, not reasonably be expected to result in liabilities in excess of $2,000,000; or (ii) in the aggregate, not reasonably be expected to result in liabilities in excess of $20,000,000. Notwithstanding anything to the contrary contained in this Section 3.12, the Company makes no representations or warranties with respect to any Parent Contracts and Bids in this Section 3.12.

Section 3.13 Major Customers and Suppliers.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth an accurate and complete list of each customer who was one of the five largest sources of revenues for the Acquired Companies for each of 2021 and 2022, based on amounts paid or payable as of the date of this Agreement (each, a “Major Customer”). No Acquired Company has any pending material dispute with any Major Customer. Since January 1, 2020 no Acquired Company has received any written notice or, to the Knowledge of the Company, other communication from any Major Customer to the effect that such Major Customer likely will not continue as a customer of any of the Acquired Companies or to the effect that such Major Customer intends to terminate or materially modify any existing Contract with any of the Acquired Companies in any manner materially adverse to any Acquired Company, including by materially reducing the scale of the business conducted with, any of the Acquired Companies. To the Knowledge of the Company, the Acquired Companies have satisfied all material commitments, as and when such material commitments have been required to be satisfied, under each Contract with a Major Customer with respect to Company Products, including commitments relating to delivery schedules and product performance.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth an accurate and complete list of each supplier who was one of the 10 largest suppliers of the Acquired Companies for each of 2021 and 2022, based on amounts paid or payable to such suppliers as of the date of this Agreement (each, a “Major Supplier”). No Acquired Company has any pending material dispute with any Major Supplier. Since January 1, 2020, no Acquired Company has received any written notice or, to the Knowledge of the Company, other communication from any Major Supplier to the effect that such Major Supplier will likely not continue as a supplier of any of the Acquired Companies or to the effect that such Major Supplier intends to terminate or materially modify any existing Contract with any of the Acquired Companies in any manner materially adverse to any Acquired Company, including by materially reducing the scale of the business conducted with, any of the Acquired Companies.

(c) Notwithstanding anything to the contrary contained in this Section 3.13, the Company makes no representations or warranties with respect to any Parent Contracts and Bids in this Section 3.13.

Section 3.14 Liabilities; Indebtedness.

(a) None of the Acquired Companies has any Liability that would be required to be recorded as a liability on a balance sheet prepared in accordance with GAAP (or required to be disclosed in the footnotes thereto under GAAP), except for: (i) Liabilities reflected, reserved against or otherwise included or disclosed in the Company Balance Sheet or the notes thereto; (ii) Liabilities that have been incurred by the Acquired Companies since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practices; (iii) Liabilities for performance of obligations of the Acquired Companies not yet due under Company Contracts; (iv) Liabilities described and in the amounts stated in Section 3.14(a) of the Company Disclosure Letter; (v) Liabilities incurred in connection with the Contemplated Transactions and (vi) other Liabilities that, individually or in the aggregate, are not material and adverse to the Acquired Companies taken as a whole.

(b) Section 3.14(b) of the Company Disclosure Letter lists all indebtedness of the Acquired Companies for borrowed money outstanding as of the date of this Agreement in excess of $250,000,000 in the aggregate (other than any such indebtedness owed to another Acquired Company).

Section 3.15 Compliance with Laws.

(a) Each of the Acquired Companies is, and at all times since January 1, 2020 has been, in compliance with all applicable Laws, except as does not, individually or in the aggregate, constitute a Company Material Adverse Effect. Since January 1, 2020, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity or other Person regarding any actual or alleged violation of, or failure to comply with, any applicable Law, except for such actual or alleged violations or failures to comply as do not, individually or in the aggregate, constitute a Company Material Adverse Effect. Notwithstanding anything to the contrary contained in this Section 3.15(a), the Company makes no representations or warranties in this Section 3.15(a) with respect to any applicable Laws pertaining to Government Contracts or Government Bids.

(b) None of the Acquired Companies, and no director or officer or other employee acting on behalf of an Acquired Company or, to the Knowledge of the Company, agent or third party acting on behalf of any of the Acquired Companies, has directly or indirectly: (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of any applicable anti-corruption or anti-bribery Law, including the Foreign Corrupt Practices Act of 1977, as amended, and the United Kingdom Bribery Act of 2010 and any other comparable law of a jurisdiction outside the United States; or (iii) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. For purposes of this Section 3.15(b), an “unlawful payment” shall include any transfer of funds or any other thing of value, such as a gift, transportation or entertainment, which transfer is contrary to any applicable Law, including any payment to a third party all or part of the proceeds of which is used for a corrupt payment. Since January 1, 2020, none of the Acquired Companies or any other Entity under their control has been charged, prosecuted or, to the Knowledge of the Company, investigated, for any violation of any applicable Law in respect of the matters contemplated by this Section 3.15(b). Since January 1, 2020, none of the Acquired Companies or any Entity under their control has disclosed to any Governmental Entity information that establishes or indicates that an Acquired Company violated or would reasonably be expected to have violated any applicable Law in respect of the matters contemplated by this Section 3.15(b), and to the Knowledge of the Company, no circumstances exist that would reasonably be expected to give rise to such a violation in the future.

(c) Since January 1, 2020, each of the Acquired Companies and, to the Knowledge of the Company, each Entity under their control (i) has been and is in compliance in all material respects with all U.S. Export and Import Laws and all applicable Foreign Export and Import Laws; and (ii) has complied in all material respects with, all of its licenses, registrations and other authorizations for export, re-export, deemed export or re-export, transfer or import required in accordance with U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of its business. Since January 1, 2020, none of the Acquired Companies has been cited or fined for a material failure to comply with any U.S. Export and Import Law or Foreign Export and Import Law, and no economic sanctions-related, export-related or import-related Legal Proceeding, investigation or inquiry is, or has been pending or, to the Knowledge of the Company, threatened against any Acquired Company or any officer or director of any Acquired Company (in his or her capacity as an officer or director of any Acquired Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(d) Since January 1, 2020 (except where otherwise expressly indicated below), none of the Acquired Companies nor, to the Knowledge of the Company, any Entity under their control or any of their respective directors, officers, employees or agent acting on behalf of any Acquired Company (i) is or has been a Person with whom transactions are prohibited or limited under any U.S. Export and Import Law or Foreign Export and Import Law, including those administered by OFAC, the Bureau of Industry and Security of the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury or any other similar Governmental Entity; (ii) has violated or made a disclosure (voluntary or otherwise) to a responsible Governmental Entity regarding compliance with any U.S. Export and Import Law or Foreign Export and Import Law; (iii) has engaged in any transaction or otherwise dealt directly or indirectly with the Crimea Region of Ukraine/Russia since December 19, 2014, or with Cuba, Iran, North Korea, Sudan or Syria since October 5, 2015 with respect to any goods, Software or services, or any other country against which the U.S. maintains an arms embargo if the proposal or transaction involved goods, Software, services or technology controlled by ITAR or the Export Administration Regulations, 15 C.F.R. Parts 730-774 (“EAR”); or (iv) has employed or is currently employing at any of its facilities a foreign person within the meaning of the ITAR and EAR who is a national of Cuba, Iran, North Korea, Sudan or Syria, or a person ordinarily resident in the Crimea region of Ukraine/Russia.

Section 3.16 Governmental Authorizations.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole: (i) the Acquired Companies hold, and since January 1, 2020 have held, all Governmental Authorizations, and have made all filings required under applicable Laws, necessary to enable the Acquired Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted; (ii) all such Governmental Authorizations are valid and in full force and effect or expired at a time when such Governmental Authorizations no longer were required and (iii) each Acquired Company is, and since January 1, 2020 has been, in compliance with the terms and requirements of such Governmental Authorizations. Since January 1, 2020, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity regarding (i) any actual or alleged material violation of or material failure to comply with any term or requirement of any material Governmental Authorization or (ii) any actual or threatened revocation, withdrawal, suspension, cancellation or termination of any material Governmental Authorization.

(b) Section 3.16(b) of the Company Disclosure Letter describes the material terms of each material grant, incentive, tax reduction or deferral arrangement or subsidy provided or made available to or for the benefit of any of the Acquired Companies by any Governmental Entity or otherwise, which is in effect as of the date of this Agreement. Each of the Acquired Companies is in compliance in all material respects with all of the terms and requirements of each grant, incentive, tax reduction or deferral arrangement or subsidy identified or required to be identified in Section 3.16(b) of the Company Disclosure Letter, except where the failure to be in compliance would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole. Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other Contemplated Transactions will (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify any grant, incentive, tax reduction or deferral arrangement or subsidy identified or required to be identified in Section 3.16(b) of the Company Disclosure Letter.

Section 3.17 Tax Matters. Except as does not, individually or in the aggregate, constitute a Company Material Adverse Effect:

(a) Each of the Tax Returns filed, or required to be filed, by or on behalf of the Company and its Subsidiaries with any Governmental Entity (A) has been filed on or before the applicable due date (taking into account any available extensions of such due date) and (B) is accurate and complete.

(b) Each of the Company and its Subsidiaries has timely paid all Taxes due and payable, except for Taxes for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP.

(c) Each of the Company and its Subsidiaries has withheld from each payment or deemed payment made to any employee, independent contractor, supplier, creditor, stockholder or other Person all Taxes and other deductions required to be withheld under applicable Law and has, within the time and in the manner required by applicable Law, paid over such withheld amounts to the proper Governmental Entity.

(d) There are no Liens for Taxes upon any of the assets of the Company or its Subsidiaries except for Permitted Liens.

(e) Neither the Company nor any of its Subsidiaries has, except for automatically granted extensions or waivers, consented to any extension or waiver of the period of assessment or collection of any Tax of the Company or any of its Subsidiaries, which extension or waiver is currently outstanding.

(f) No audit, claim, examination, investigation or proceeding with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries (a “Tax Proceeding”) is pending or has been threatened in writing against or with respect to the Company or any of its Subsidiaries. No deficiency for any Tax has been asserted or assessed, in each case, in writing by a Governmental Entity against the Company or any of its Subsidiaries that has not been settled, paid or withdrawn.

(g) No claim has been made in writing within the past four (4) years by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a type of Tax Return that the Company or any of its Subsidiaries is or may be subject to such type of taxation by or required to file such type of Tax Return in that jurisdiction, which claim has not been resolved.

(h) In the two (2) years prior to the date hereof, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock intended to be governed by Section 355 of the Code.

(i) In the four (4) years prior to the date hereof, neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax Return (other than (I) the “affiliated group” as defined in Section 1504(a) of the Code, or any similar group under other applicable Tax Law, the common parent of which is the Company or any Subsidiary of the Company or (II) any group that includes only the Company and/or its present or former Subsidiaries) or (ii) become liable for the Taxes of any Person other than the Company or any of its Subsidiaries under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor.

(j) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k) Neither the Company nor any of its Subsidiaries is a party to or is bound by any written Tax indemnity Contract, Tax sharing Contract or Tax allocation Contract the primary purpose of which relates to Taxes (other than (i) any such Contract that is solely among the Acquired Companies or (ii) for the absence of doubt, any (A) lease, (B) commercial Contract for the provision of goods or services entered into in the ordinary course of business or (C) purchase Contract the principal subject of which is not Taxes) (a “Tax Sharing Agreement”).

(l) Neither the Company nor any of its Subsidiaries will be required to include any amounts in, or exclude items of deduction from, taxable income in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any adjustment required by reason of a change in method of accounting under Section 481 of the Code occurring prior to the Closing, (ii) an installment sale arising in a taxable period (or portion thereof) ending on or before the Closing Date or (iii) a “closing agreement” as described in Section 7121 of the Code executed on or prior to the Closing Date.

(m) Neither the Company nor any of its Subsidiaries has elected to defer the payment of any “applicable employment taxes” pursuant to Section 2302 of the CARES Act or claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act. Notwithstanding anything to the contrary in this Agreement, Section 3.16(b) (Governmental Authorizations) (to the extent specifically related to Taxes), this Section 3.17 (Tax Matters) and Section 3.18 (Employee and Labor Matters; Benefit Plans) (to the extent specifically related to Taxes) contain the sole and exclusive representations and warranties of the Company in this Agreement regarding Tax matters, liabilities or obligations or compliance with Laws relating thereto.

Section 3.18 Employee and Labor Matters; Benefit Plans.

(a) Except as does not, individually or in the aggregate, constitute a Company Material Adverse Effect, each Acquired Company is, and since January 1, 2020 has been, in compliance in all respects with all applicable Laws respecting labor and employment, including hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including applicable Laws relating to discrimination, equal pay, wages and hours, overtime, business expense reimbursements, labor relations, leaves of absence, paid sick leave laws, work breaks, classification of employees (including exempt and independent contractor status), occupational health and safety, immigration, privacy, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, wrongful discharge or violation of personal rights including the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation) (collectively, the “WARN Act”).

(b) Except as set forth in Section 3.18(b) of the Company Disclosure Letter, none of the Acquired Companies is or since January 1, 2020 has been a party to, subject to, or under any obligation to bargain for, any Collective Bargaining Agreement, and there are no labor organizations representing or purporting to represent any employees of the Acquired Companies, nor does any Union hold bargaining rights with respect to any employees of the Acquired Companies by way of certification, interim certification, voluntary recognition or succession rights, or has applied or, to the Knowledge of the Company, threatened to apply to be certified as the bargaining agent of any Company associate. There are no organizing, election, certification petitions or campaigns pending or, to the Knowledge of the Company, threatened by or on behalf of any Union with respect to any employees of the Acquired Companies. Except as set forth in Section 3.18(b) of the Company Disclosure Letter, no Acquired Company has agreed to recognize any Union, nor has any Union been certified as the exclusive bargaining representative of any employees of the Acquired Companies. Except as made available to Parent, there is no Union that, pursuant to any applicable Law, must be notified, consulted or with which negotiations need to be conducted in connection with any of the Contemplated Transactions. Except as does not, individually or in the aggregate, constitute a Company Material Adverse Effect, since January 1, 2020, no Acquired Company has been the subject of a slowdown, strike, picketing, boycott, group work stoppage, labor dispute, attempt to organize or Union organizing activity, or any similar activity or dispute, affecting any of the Acquired Companies or any of their employees.

(c) No formal allegation, complaint, charge or claim of sexual harassment, sexual assault, sexual misconduct or gender discrimination has been made since January 1, 2020 against any Person who is or was a member of the board of directors, officer or direct report of an officer of the Company (a “Sexual Misconduct Allegation”), where “formal” refers to an allegation, complaint, charge or claim made through the Company’s ethics hotline or to a Human Resources employee designated to take complaints in his or her official capacity or to any of the individuals listed in the definition of Knowledge. No Acquired Company has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing, relating directly or indirectly to any Sexual Misconduct Allegation.

(d) Section 3.18(d) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of each material Company Employee Plan. The Company has made available to Parent, in each case, to the extent applicable and as of the date of this Agreement: (i) accurate and complete copies of all documents setting forth the terms of each material Company Employee Plan including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Company Employee Plan; (iii) all trust agreements, insurance contracts and funding agreements relating to each material Company Employee Plan, including all amendments thereto; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan intended to be qualified under Section 401(a) of the Code; and (v) all material, non-routine filings, notices, correspondence or other communications relating to any Company Employee Plan that was submitted to or received from the IRS, the PBGC, the DOL, the SEC, or any other Governmental Entity since January 1, 2020 to the date of this Agreement.

(e) Except as does not, individually or in the aggregate, constitute a Company Material Adverse Effect, since January 1, 2020, each Company Employee Plan has been established, maintained, funded and operated in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code. Each Company Employee Plan intended to be qualified under Section 401(a) of the Code and the trust (if any) intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, nothing has occurred since the date of the most recent determination that reasonably would be expected to result in the loss of such qualification.

(f) Except as set forth on Section 3.18(f) of the Company Disclosure Letter, since January 1, 2020, none of the Acquired Companies, and no ERISA Affiliate, has maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any Liability in respect of, any: (i) Plan subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) plan described in Section 413(c) of the Code; or (iv) a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. Except as does not, individually or in the aggregate, constitute a Company Material Adverse Effect, no Liability under Title IV (other than any Liability for premiums due to the PBGC (which premiums have been paid when due)) has been incurred by the Acquired Companies or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Acquired Companies or any ERISA Affiliate of incurring any such Liability.

(g) Except as set forth in Section 3.18(g) of the Company Disclosure Letter or as does not, individually or in the aggregate, constitute a Company Material Adverse Effect, other than claims for benefits in the ordinary course, there are no pending or, to the Knowledge of the Company, threatened, claims, audits, investigations, litigations, actions, hearings or other proceedings (i) involving any Company Employee Plan or its assets or (ii) by or on behalf of any current or former employee of any Acquired Company relating to his or her employment, termination of employment, compensation or employee benefits.

(h) Except as set forth in Section 3.18(h) of the Company Disclosure Letter, and except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee of any Acquired Company; or (ii) create any limitation or restriction on the right of any Acquired Company to merge, amend or terminate any Company Employee Plan. Without limiting the generality of the foregoing, except as set forth on Section 3.18(h) of the Company Disclosure Letter, no amount payable to any current or former employee of any Acquired Company as a result of the execution and delivery of this Agreement or the consummation of any of the Contemplated Transactions (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or would be nondeductible under Section 280G of the Code. No Acquired Company has any obligation to gross-up or otherwise reimburse or compensate any current or former employee of any Acquired Company for any Taxes incurred by such individual under or pursuant to Section 409A, Section 4999, or otherwise.

(i) Section 3.18(i) of the Company Disclosure Letter accurately sets forth the following information with respect to each Company Equity Award outstanding as of the Measurement Time: (A) the Company Equity Plan (if any) pursuant to which such Company Equity Award was granted; (B) the name, or, to the extent required by applicable Information Privacy and Security Laws, an employee identification number, of the holder of such Company Equity Award; (C) the number of shares of Common Stock subject to such Company Equity Award (including, for Company Equity Awards subject to performance-based vesting requirements, the target and maximum number of shares of Common Stock); (D) the exercise price (if any) of such Company Equity Award; (E) the grant date of such Company Equity Award; and (F) the extent to which such Company Equity Award is vested and/or exercisable.

Section 3.19 Environmental Matters.

(a) Except as set forth on Section 3.19(a) of the Company Disclosure Letter, and except as does not, individually or in the aggregate, constitute a Company Material Adverse Effect, each of the Acquired Companies is, and since January 1, 2018 has been, in compliance with all applicable Environmental Law, which compliance includes timely applying for, possessing, maintaining, and complying with the terms and conditions of all Environmental Authorizations. No notice or consent is required for any such Environmental Authorization to remain in full force and effect following consummation of the Contemplated Transactions.

(b) Except as set forth on Section 3.19(b) of the Company Disclosure Letter or as does not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) there has been no Release of Hazardous Substances at, on under or from (A) any real property currently owned, operated or leased by any Acquired Company or (B) to the Knowledge of the Company, at any real property formerly owned, operated or leased by the Acquired Company during its ownership, operation or tenancy, or any other real property for which any Acquired Company may be liable, and (ii) none of the Acquired Companies has assumed or retained, under or as a result of any Contract, any Liability under any Environmental Law or regarding any Hazardous Substances.

Section 3.20 Government Contracts.

(a) Section 3.20(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of (i) each Government Contract to which an Acquired Company is a party and for which the period of performance has not expired or terminated or for which final payment has not yet been received, in each case, accounting for revenues for the period from January 1, 2022 through September 30, 2022 in excess of $20,000,000, (ii) each pending Government Bid that any Acquired Company has submitted with an aggregate contract value, if awarded to the Acquired Company, in excess of $75,000,000 and (iii) each Government Contract to which an Acquired Company is a party accounting for revenues for the period from January 1, 2022 through September 30, 2022 in excess of $20,000,000, and that requires the other contracting party’s consent for a change in control or ownership of an Acquired Company, or permits the other contracting party to terminate or cancel a Government Contract upon a change in control or ownership of an Acquired Company.

(b) As of the date of this Agreement, no Acquired Company has received written notice that any Government Contracts or Government Bids are the subject of bid or award protest proceedings or that the counterparty to any such Government Contract intends to materially reduce future expenditures under or refrain from exercising any material options under such Government Contracts.

(c) Except as set forth on Section 3.20(c) of the Company Disclosure Letter: (i) each Acquired Company has complied in all material respects with all applicable Laws pertaining to all Government Contracts or Government Bids (and in any certificate, statement, list, schedule, or other documents submitted or furnished to a Governmental Entity in connection with the foregoing), including the FAR; the Defense Federal Acquisition Regulation Supplement (“DFARS”); Cost Accounting Standards; the Service Contract Act of 1963 (including requirements for paying applicable Service Contract Act wage rate and fringe benefit rates); the Truth in Negotiations Act; and the Anti-Kickback Act, where and as applicable to each Government Contract or Government Bid; (ii) no Acquired Company has received any written notice from a Governmental Entity regarding any alleged violation by the Company of the Civil False Claims Act, Procurement Integrity Act, Anti-Kickback Act, Truth in Negotiations Act, Buy American Act, Trade Agreements Act, Service Contract Act, or labor category qualification and billing contract requirements that reasonably could be expected to be material and adverse to the Acquired Companies taken as a whole; (iii) each Acquired Company is in compliance in all material respects with all national security requirements, including NISPOM and the data security, cybersecurity, and physical security systems and procedures required by its Government Contracts, including the National Institute of Standard and Technology Special Publication 800-171 (Protecting Controlled Unclassified Information in Nonfederal Information

Systems and Organizations), DFARS 252.204-7008 (Compliance with Safeguarding Covered Defense Information Controls (Oct 2016)), DFARS 252.204-7012 (Safeguarding Covered Defense Information and Cyber Incident Reporting (Oct 2016)), and with the information security requirements of FAR 52.204-21 (Basic Safeguarding of Covered Contractor Information Systems (June 2016)); (iv) in the past five (5) years, any data security, cybersecurity or physical security breach related to any Government Contract has been reported to the necessary Governmental Entity or higher tier contractor, as required by the terms of the Government Contract or applicable Law; (v) each Acquired Company has complied in all material respects with all representations and certifications set forth in such Government Contracts or Government Bids; (vi) neither the U.S. Government nor any prime contractor, subcontractor, or other Person has notified any Acquired Company in writing that the Acquired Company has breached or violated in any material respect any applicable Law, term or condition pertaining to any Government Contracts or Government Bids; and (vii) each Acquired Company has flowed down or otherwise included all required terms of its Government Contracts to any subcontractors or suppliers under those contracts.

(d) Except as set forth on Section 3.20(d) of the Company Disclosure Letter, since August 14, 2020, no Acquired Company has provided covered telecommunications equipment or services to Governmental Entities in the performance of a Government Contract. Since August 14, 2021, to the Knowledge of the Company, no Acquired Company has used covered telecommunications equipment or services, or used any equipment, system, or service that uses covered telecommunications equipment or services. For purposes of this section, the term “covered telecommunications equipment or services” shall have the meaning prescribed in FAR clause 52.204-25.

(e) In the past five (5) years, all facts set forth in or acknowledged in any disclosure statements, representations, warranties, certifications or other documents made, submitted, or furnished to any Governmental Entity with respect to any Government Contract or Government Bid (including all representations and certifications contained in each Acquired Company’s System for Award Management Registration and all representations and certifications submitted to any prime contractor or higher-tier subcontractor) were correct, current, and complete in all material respects as of their submission date. Except as set forth on Section 3.20(e) of the Company Disclosure Letter, no termination for convenience, termination for default, cure notice, show cause notice, letter of concern, assessment of liquidated damages, claim, request for equitable adjustment, or material dispute is currently in effect, has been issued or made since January 1, 2020, or, to the Knowledge of the Company, has been threatened in writing since January 1, 2020, in each case, with respect to any Government Contract in excess of $150,000,000.

(f) Except as set forth on Section 3.20(f) of the Company Disclosure Letter, at all times since January 1, 2020 and to the extent applicable and required: (i) the Company’s cost accounting and “contractor business systems” (as defined in DFARS 252.242-7005) have complied in all material respects with all applicable Laws and with the requirements of the Company’s Government Contracts; and (ii) the Company has not received written notice of a finding of fraud or any claim of any material Liability as a result of defective pricing, labor mischarging, or improper payments on the part of any Acquired Company in connection with any Government Contracts or Government Bids. To the Knowledge of the Company, there are no indirect rate variances for open cost accounting periods that, individually or in the aggregate, reasonably would be expected to result in a rate adjustment in excess of current reserves, in the aggregate, on the costs allocated to the Company’s Government Contracts. All material costs, fees, profit, and other charges and expenses of any nature that have been charged or invoiced under each Government Contract were properly chargeable or invoiced to such Government Contract, were charged or invoiced in amounts consistent in all material respects with all applicable contract requirements and applicable Law (including all requirements relating to allowability, allocability, allocation, and reasonableness) and no material refunds are or will become due under any Government Contract based on failure to comply with the relevant Government Contract, reconciliation of indirect rates or disallowance of incurred costs.

(g) Since January 1, 2020, (i) no Acquired Company or any of its directors or officers, or, to the Knowledge of the Company, employees, is or has been (except as to routine security investigations) under administrative, civil, or criminal investigation, indictment, or audit (other than a routine Defense Contract Audit Agency audit in the ordinary course of business) by any Governmental Entity with respect to any Acquired Company’s Government Contracts or Government Bids; and (ii) the Company has not received any written communication from any Governmental Entity that the Company will be subject to any administrative, civil, or criminal investigation, indictment, or audit with respect to any Acquired Company’s Government Contracts or Government Bids; and (iii) there have been no written document requests, subpoenas, search warrants, or civil investigative demands received by any Acquired Company or any of its officers, directors or, to the Knowledge of the Company, employees with respect to any Acquired Company’s Government Contracts or Government Bids.

(h) Except as set forth on Section 3.20(h) of the Company Disclosure Letter, within the five (5) year period immediately preceding the date of this Agreement, no customer under a Government Contract has assigned any Acquired Company a rating below “Satisfactory” in connection with any contractor performance assessment report, past performance questionnaire, or similar evaluation of past performance. Summaries of all level III and level IV Corrective Action Requests issued by Defense Contract Management Agency to any Acquired Company since January 1, 2020 to the date of this Agreement, and any related summary of corrective action responses and plans, have been made available to Parent.

(i) Since January 1, 2018, no Acquired Company or any of its “Principals” (as defined in FAR 52.209-5) is presently indicted or has been convicted of, had a civil judgment rendered against them, or have had a finding of fault and Liability rendered against them in any administrative or civil proceeding for: (i) commission of fraud or a criminal offense in connection with the obtaining, attempting to obtain, or performing a Government Contract; (ii) violation of Federal or State antitrust laws relating to submission of offers; or (iii) commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, Tax evasion, violating Federal criminal Tax Laws, or receiving stolen property. Since January 1, 2018, no Acquired Company has had a disposition in a criminal, civil, or administrative proceeding by consent or compromise with an acknowledgment of fault by the Acquired Company if the proceeding could have led to any of the outcomes specified in clauses (i) through (iii) of the preceding sentence.

(j) No Acquired Company or any of its Principals (as defined FAR 52.209-5) has been or is now debarred, suspended, proposed for suspension or debarment, deemed nonresponsible, or otherwise excluded from participation in, or the award of, Government Contracts or from doing business with any Governmental Entity, nor does any other condition exist that would require disclosure under FAR 52.209-5. To the Knowledge of the Company, there exist no facts or circumstances that would warrant the institution of suspension, debarment or exclusion proceedings or the finding of non-compliance, non-responsibility or ineligibility on the part of any Acquired Company or its “Principals” (as defined in FAR 52.209-5).

(k) Except as set forth in Section 3.20(k) of the Company Disclosure Letter, since January 1, 2020, neither the Company nor any of its Representatives has made a written voluntary disclosure with respect to any alleged, potential, or actual irregularity, misstatement, noncompliance, or omission arising under or relating to a Government Contract or Government Bid, nor made any disclosure to any Governmental Entity pursuant to the FAR mandatory disclosure provisions (FAR 9.406-2, 9.407-2 & 52.203-13) and, to the Knowledge of the Company, no facts and circumstances exist that would require a mandatory disclosure pursuant to FAR 52.203-13.

(l) Since January 1, 2020, no Acquired Company has provided to any third party any Intellectual Property developed under any Government Contract in violation of such Government Contract. No Acquired Company has delivered or granted, agreed to deliver or grant, or entered into any Government Contract that requires the delivery or granting to any Governmental Entity of unlimited or government purpose rights (as defined in FAR 52.227-14, DFARS 252.227-7013, DFARS 252.227-7014 or similar clauses) in any material Company IP or any portion thereof. No prime contractor or Governmental Entity has challenged or disputed an Acquired Company’s Intellectual Property assertions under or related to a Government Contract, except as set forth in Section 3.20(l) of the Company Disclosure Letter.

(m) To the Knowledge of the Company, (i) there are no Government Contracts or Government Bids (or mitigation plans under such Government Contracts or Government Bids) that include one or more terms or provisions that identify specific contracts, program, or work and restrict any Acquired Company’s ability to bid on or perform work on future Contracts or programs or for specific periods of time based upon “organizational conflicts of interest,” as defined in FAR Subpart 9.5, (ii) there are no activities or relationships between, on the one hand, an Acquired Company and, on the other hand, Parent, that reasonably would be expected to result in an organizational or personal conflict of interest, as defined in the FAR, as a result of this Agreement or the consummation of the Contemplated Transactions, and (iii) the Acquired Companies are and have been at all times since January 1, 2018 in compliance in all material respects with all organizational or personal conflict of interest (as defined in the FAR) mitigation plans entered into by an Acquired Company in connection with any active program or proposal. Since January 1, 2020, no Acquired Company has received any written notice of any failure to comply with such plans or the existence of any prohibited organizational or personal conflict of interest in connection with any Government Contract or Government Bid.

(n) Each Acquired Company, and their respective employees hold, and have held during all required periods such security clearances as are required to perform any Government Contract. There is no existing information, fact, condition, or circumstance that would cause any Acquired Company to lose any facility security clearance. Each Acquired Company is, and has since January 1, 2020, been in compliance in all material respects with all applicable requirements regarding national security, including those obligations specified in the National Industrial Security Program Operating Manual (as codified at 32 CFR Part 117), and any supplements, amendments or revised editions thereof.

(o) Except as set forth on Section 3.20(o) of the Company Disclosure Letter, no Government Contract or Government Bid (i) is expected to exceed its ceiling or result in a loss in excess of $5,000,000 to any Acquired Company over the entire term of the Government Contract or proposed term of any Government Contract resulting from a Government Bid, or (ii) is currently experiencing, or is reasonably likely to experience in the twelve (12) months following the date of this Agreement, any cost, schedule, technical or quality problem.

Section 3.21 Insurance. Set forth on Section 3.21 of the Company Disclosure Letter is a list of all material self-insurance programs of the Company, as of the date of this Agreement. The Company has made available to Parent all material insurance policies with third party insurers relating to the business, assets and operations of the Acquired Companies as of the date of this Agreement. Each of the material insurance policies relating to the business, assets and operations of the Acquired Companies is in full force and effect, no written notice of a material default or termination has been received by any Acquired Company in respect thereof and all premiums due thereon have been paid in full. Since January 1, 2021, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication regarding any: (a) cancellation or invalidation of or material increase in any premiums associated with any material insurance policy or (b) except as set forth on Section 3.21 of the Company Disclosure Letter, refusal of any coverage or rejection of any material claim under any insurance policy.

Section 3.22 Takeover Statutes; No Rights Plan. There are no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations (each, a “Takeover Statute”) applicable to this Agreement, as it relates to the Merger or any of the Contemplated Transactions. The Company has no stockholder rights plan, “poison pill” or similar agreement or arrangement that is, or at the Effective Time will be, applicable to this Agreement, the Merger or the Contemplated Transactions.

Section 3.23 Vote Required. The affirmative vote of the holders of a majority of the shares of Common Stock outstanding on the record date for the Company Stockholders’ Meeting in favor of adopting this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock, or any holders of any other securities of the Company, necessary to adopt this Agreement and approve the Merger.

Section 3.24 Fairness Opinions. The Company’s Board of Directors has received the respective oral opinions of Citigroup Global Markets Inc. and Evercore Group L.L.C., financial advisors to the Company, to be confirmed by delivery of the respective written opinions of each of Citigroup Global Markets Inc. and Evercore Group L.L.C. to the Company’s Board of Directors, each to the effect that as of the date of the respective written opinion, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in each of the respective written opinions, the Merger Consideration is fair, from a financial point of view, to the holders of Shares of the Company. The Company will make an accurate and complete copy of each such written opinion available to Parent for informational purposes only promptly following the receipt thereof and execution of this Agreement, and it is understood and agreed by Parent and Merger Sub that such opinions may not be relied upon by Parent and Merger Sub.

Section 3.25 Financial Advisors’ Fees. Except for Citigroup Global Markets Inc. and Evercore Group L.L.C., no broker, finder or investment banker is entitled to any brokerage, finder’s, success, completion or similar fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Acquired Companies. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Citigroup Global Markets Inc. and Evercore Group L.L.C.

Section 3.26 Disclosure. None of the information included or incorporated by reference in the Proxy Statement, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), as amended or supplemented at that time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in the light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements included in the Proxy Statement based on information provided to the Company by Parent in writing and specifically for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

Section 3.27 No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE LETTERS) OR IN ANY CERTIFICATE DELIVERED BY THE COMPANY PURSUANT TO THIS AGREEMENT, THE COMPANY DOES NOT MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY TO PARENT OR MERGER SUB, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO THE COMPANY, ANY OTHER ACQUIRED COMPANY, ANY OF THEIR RESPECTIVE BUSINESSES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance thereof is reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not, individually or in the aggregate, prevent or materially delay the Closing or prevent or materially delay or materially impair the ability of Parent or Merger Sub to satisfy the conditions precedent to the Merger, to obtain financing for the Merger or to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.

Section 4.2 Corporate Authority Relative to This Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, have been duly and validly authorized by the boards of directors of Parent and Merger Sub and by Parent, as the sole stockholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, by Parent and Merger Sub do not and will not require Parent, Merger Sub or their Subsidiaries to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity or other third party, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with the HSR Act, (iii) compliance with the applicable requirements of the Exchange Act and compliance with the rules and regulations of the NYSE, (iv) compliance with any applicable foreign or state securities or blue sky laws and (v) the other consents and/or notices set forth on Section 4.2(b) of the Parent Disclosure Letter (clauses (i) through (v), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, Parent has no reason to believe that any Parent Approval will not be granted or received in a timely manner or will be subject to any material conditions or qualifications.

(c) Assuming the receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Investigations; Litigation. As of the date hereof, there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries that would have, individually or in the aggregate, a Parent Material Adverse Effect, and there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of Parent’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Proxy Statement; Other Information. None of the information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading.

Section 4.5 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.6 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent or any of its Affiliates (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated by this Agreement.

Section 4.7 Finders or Brokers. Except for Barclays Capital Inc. and Goldman Sachs & Co. LLC, neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.8 No Additional Representations.

(a) Each of Parent and Merger Sub acknowledges and agrees that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b) Parent and Merger Sub agree and acknowledge that, except for the representations and warranties contained in Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Parent and Merger Sub agree and acknowledge that in making the decision to enter into this Agreement and consummate the transactions contemplated by this Agreement, Parent and Merger Sub have relied exclusively on the express representations and warranties contained in Article 3 and have not relied on any other representation or warranty, express or implied. Parent and Merger Sub agree and acknowledge that neither the Company nor any Person has made, and neither Parent nor Merger Sub has relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent and its Representatives except as expressly set forth in Article 3 (which includes the Company Disclosure Letter and the Company SEC Reports, as applicable), and neither the Company nor its Subsidiaries, its or their directors, officers, employees, agents or other Representatives, nor any other Person, shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of any information, including any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement, except with respect to the express representations and warranties set forth in Article 3 (which includes the Company Disclosure Letter and the Company SEC Reports, as applicable). Without limiting the foregoing, the Company makes no representation or warranty to Parent or Merger Sub with respect to any business or financial projection, guidance or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.

Section 4.9 Certain Arrangements. As of the date hereof, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent or Merger Sub or any of their Affiliates, on the one hand, and any beneficial owner of more than five percent (5%) of the outstanding Shares or any member of the Company’s management or the Board of Directors, on the other hand, relating in any way to the Company, the transactions contemplated by this Agreement or to the operations of the Surviving Corporation after the Effective Time.

Section 4.10 Ownership of Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Shares, except pursuant to this Agreement.

Section 4.11 Other Businesses. None of Parent, Merger Sub or any of their respective Affiliates (i) directly competes with, or has direct or indirect capital or other interests of more than ten percent in any other corporation, partnership, limited liability company, joint venture or business organization that directly competes with the Company or (ii) has entered (or are in negotiations to enter) into any agreement or otherwise agreed to acquire or make any investment in any corporation, partnership, limited liability company, joint venture or other business organization or any division or assets thereof, that directly competes with the Company.

Section 4.12 Sufficient Funds. As of the Effective Time, Parent will have sufficient cash, available lines of credit or other sources of readily available funds to enable it to pay (i) all amounts required to be paid as Merger Consideration in the Merger, (ii) any fees and expenses of or payable by Parent or Merger Sub in connection with the consummation of the transactions contemplated by this Agreement, (iii) all amounts in connection with any repayment or refinancing of any outstanding indebtedness of the Company and/or its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement and (iv) all other amounts required to be paid under this Agreement by Parent or Merger Sub (such amounts, collectively, the “Financing Amounts”).

Section 4.13 Solvency. Parent is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of itself or any of its Affiliates. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, Parent and each of its Subsidiaries will be Solvent.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company and Parent.

(a) From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated, required or permitted by this Agreement, (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter or (v) for any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or Cybersecurity Measures the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business and consistent with past practices; provided, however, that this sentence shall in no event apply to (A) termination of any current or former employee of any Acquired Company in the ordinary course of business consistent with past practices, or (B) allowing any Company Contracts with employees, service providers, suppliers, customers, distributors, and other Persons having business relationships with the Acquired Companies to expire in accordance with their terms in the ordinary course of business and consistent with past practices; provided, further, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (v) as may be required by applicable Law, (w) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (x) as may be contemplated, required or permitted by this Agreement, (y) as set forth in Section 5.1(b) of the Company Disclosure Letter or (z) for any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or Cybersecurity Measures, the Company:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except for (A) dividends and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its other wholly owned Subsidiaries, or (B) dividends and distributions by wholly owned Subsidiaries paid on a pro rata basis to its equityholders;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction;

(iii) except as required by existing written agreements or Company Employee Plans, shall not, and shall not permit any of its Subsidiaries to (A) enter into or amend any Collective Bargaining Agreement (other than, with respect to a preexisting bargaining unit that is covered by a preexisting Collective Bargaining Agreement in effect as of the date hereof, (x) as required pursuant to a Collective Bargaining Agreement in effect as of the date hereof or (y) where such actions are made in the ordinary course of business consistent with past practice), (B) except in the ordinary course of business for any employee or individual independent contractor who is not a member of the Executive Leadership Team (and in any case, with such increases in compensation or other benefits for such employees or individual independent contractors not to result in increased costs to the Company in any calendar year of more than five percent (5%) in the aggregate for all such increases or twenty percent (20%) for any individual employee or individual independent contractor above the amount payable by the Company during the prior calendar year), increase the compensation or other benefits payable or provided to the Company’s directors or employees, it being understood that the cost of compensation and benefits of a new hire shall not constitute an increase in compensation or benefits in the year of hire, unless there is an increase of compensation and benefits above the initial new hire package in the year of hire, (C) enter into or expand the coverage of any employment, change of control, severance, transaction or retention agreement or plan with any employee of the Company or any of its Subsidiaries (except (x) for an agreement with an employee or individual independent contractor with annual base compensation of less than $200,000 that is entered into in the ordinary course of business or (y) for severance agreements entered into with employees in the ordinary course of business in connection with terminations of employment and pursuant to a Company Employee Plan in effect as of the date of this Agreement, which in each case do not include severance payments that would exceed one times the individual’s annual base compensation), (D) materially amend, adopt, establish, agree to establish, enter into, terminate, increase or accelerate the vesting or payment of benefits under, or modify any funding arrangement with respect to, any material Company Employee Plan with respect to any director, officer or employee of any Acquired Company, (E) terminate the employment (other than for cause) or hire any employee whose annual base compensation is in excess of $250,000 per year, (F) effectuate a “plant closing,” “mass layoff,” or similar action under the WARN Act, or (G) issue, grant, or authorize the issuance or grant of Company Equity Awards to employees and directors of the Company;

(iv) shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans or advances to any of its directors, employees, agents or consultants (other than loans or advances in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except as required by the terms of any Company Employee Plan;

(v) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or SEC rule or policy;

(vi) except as required by the rules or requirements of any stock exchange, shall not adopt any amendments to the Company’s certificate of incorporation or bylaws or any material amendments to the certificate of incorporation or bylaws (or equivalent organizational documents) of any of the Company’s Subsidiaries;

(vii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or Lien of, any shares of its capital stock or other ownership interests or any rights, warrants or options to acquire any such shares of capital stock or other ownership interests in any Subsidiaries of the Company or any securities convertible into, exercisable for or exchangeable for any such shares or ownership interests or take any action to cause to be vested any otherwise unvested Company Equity Award (except as otherwise provided by the terms of this Agreement or the express terms of any such Company Equity Award, in each case, outstanding as of the date of this Agreement), other than (A) issuances of Shares in respect of any exercise of or settlement of Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b), (B) any Permitted Liens and (C) sales or issuances of shares of Common Stock pursuant to the ESPP in accordance with Section 2.3(d) of this Agreement;

(viii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Shares from a holder of a Company Equity Award in satisfaction of withholding obligations or the payment of exercise price;

(ix) shall not, and shall not permit any of its Subsidiaries to, incur, assume, modify on terms that are adverse in any material respect to the Company and its Subsidiaries, taken as a whole, or guarantee, any indebtedness for borrowed money or enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for (A) any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) any indebtedness incurred to replace, renew, extend, refinance or refund any indebtedness of the Company or its Subsidiaries in existence on the date of this Agreement (including indebtedness incurred to repay or refinance related fees, expenses, premiums and accrued interest), which indebtedness shall not (x) increase the aggregate amount of indebtedness permitted to be outstanding thereunder and be on terms other than customary commercial terms consistent in all material respects with or more beneficial than the indebtedness being replaced, renewed, extended, refinanced or refunded, (y) contain any prepayment penalties or premiums or original issue discount or (z) be no-call for any period of time, (C) guarantees or credit support provided by the Company or any of its Subsidiaries for indebtedness of the Company or any of its Subsidiaries, to the extent such indebtedness is (I) in existence on the date of this Agreement or (II) incurred in the ordinary course of business consistent with past practice, (D) indebtedness incurred pursuant to agreements in effect prior to the execution of this Agreement (or amendments, replacements, renewals, extensions, or refinancings thereof in compliance with this Section 5.1(b)(ix)) and (E) indebtedness not to exceed $10,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A) through (D);

(x) shall not, and shall not permit any of its Subsidiaries to, acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets outside the ordinary course of business consistent with past practices from any other Person other than (A) acquisitions pursuant to Contracts in effect on the date hereof and set forth in Section 5.1(b)(x) of the Company Disclosure Letter, (B) acquisitions from the Company or a wholly owned Subsidiary of the Company or (C) any such acquisition (x) that, individually or in the aggregate, would not reasonably be expected to prevent, delay, impede or otherwise adversely affect the consummation of the Merger and the other Contemplated Transactions and (y) pursuant to which the total value or purchase price paid or payable by the Company and its Subsidiaries would not exceed $15,000,000 individually or $30,000,000 in the aggregate;

(xi) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of its material properties or assets, including the capital stock of Subsidiaries, other than (A) non-exclusive licenses, inventory and obsolete assets in the ordinary course of business, (B) pursuant to existing agreements in effect prior to the execution of this Agreement (or refinancings thereof permitted pursuant to Section 5.1(b)(ix)(D)), or (C) subject to Section 5.7, as may be required by any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement;

(xii) shall not, and shall not permit any of its Subsidiaries to, (A) modify, amend, terminate or waive any rights under any Material Contract in any material respect in a manner that is adverse to the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practices, (B) enter into any Contract with a term greater than one year, that may not be terminated by the Company or any of its Subsidiaries without cause, that, if existing on the date hereof, would be a Material Contract other than in the ordinary course of business and consistent with past practices or (C) enter into any Contract that contains a change of control or similar provision that would require a material payment to the other party or parties thereto in connection with the Merger and the other Contemplated Transactions;

(xiii) except as set forth in the capital budgets set forth in Section 5.1(b)(xiii) of the Company Disclosure Letter and consistent therewith, shall not, and shall not permit any of its Subsidiaries to, make or authorize any payment of, accrual or commitment for, any capital expenditure in excess of $5,000,000, individually, or $10,000,000, in the aggregate;

(xiv) shall not, and shall not permit any of its Subsidiaries to, settle, pay, discharge or satisfy any Action, other than (x) any Action relating to Taxes or (y) any Action (A) that does not relate to any Action brought by the stockholders of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement or a breach of this Agreement or any other agreements contemplated by this Agreement, and (B) the settlement payment, discharge or satisfaction of which does not result in the imposition of equitable or other non-monetary relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries and either (1) results solely in a monetary obligation involving only the payment of monies by the Company and its Subsidiaries of not more than $5,000,000, individually, or $15,000,000, in the aggregate (excluding any settlements made under the following clause (2)); (2) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or any of its Subsidiaries and the payment of monies by the Company or any of its Subsidiaries is not more than $5,000,000, individually, or $15,000,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); or (3) results in no monetary obligation of the Company or any of its Subsidiaries and their receipt of payment; provided, however, that the settlement, release, waiver or compromise of any Action or claim brought by the stockholders of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement shall be subject to Section 5.11 rather than this Section 5.1(b);

(xv) shall not, and shall not permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (except for such transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries);

(xvi) shall not, and shall not permit any of its Subsidiaries to, (A) other than in the ordinary course of business, adopt, change or revoke any material method of Tax accounting or make any material Tax election, in each case, in a manner that is inconsistent with the corresponding position taken, election made or method used, if any, in preparing or filing Tax Returns with respect to periods ending prior to the Closing, except as required by GAAP; (B) settle or otherwise compromise any Tax Proceeding or enter into, cancel or modify any formal written closing agreement with respect to a Tax Proceeding, in each case, for an amount materially in excess of amounts reserved therefor in accordance with GAAP; (C) request any formal written ruling from a Governmental Entity with respect to material Taxes; (D) extend or waive the period of assessment or collection for any material Taxes (in each case other than routine extensions or waivers, extensions or waivers in connection with routine Tax Return filings, and automatically granted extensions or waivers); or (E) enter into any material Tax Sharing Agreement, in the case of each of clauses (A) and (D), if such action would result in a material net increase in the Tax liability of the Company and its Subsidiaries (it being agreed and understood that none of clauses (i) through (xv) nor clause (xvii) of this Section 5.1(b) shall apply to Tax compliance matters other than clause (xvii) insofar as it relates to this clause (xvi)); and

(xvii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.3 Access.

(a) Subject to compliance with applicable Laws, the Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ employees, officers, properties, contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or that relate to any Alternative Proposal or Superior Proposal, in each case, for purposes reasonably related to consummating the Merger or carrying out post-Merger integration (but without limiting the Company’s obligations under Section 5.4 in respect of an Alternative Proposal or Superior Proposal). The foregoing notwithstanding, the Company shall not be required to afford such access (i) if such access would, in the Company’s good-faith discretion, (x) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (y) jeopardize any attorney-client or other legal privilege or trade secret protection or (z) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Affiliates is a party); provided, however, that the Company shall use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which any of the foregoing restrictions apply to allow access in a manner that does not result in such effect, or (ii) to such information that relates to the minutes of the meetings of the Board of Directors or its committees where the Board of Directors or any applicable committee discussed the transactions contemplated by this Agreement or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Board of Directors, whether in connection with a specific meeting, or otherwise relating to such subject matter). Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure pursuant to this Section 5.3 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent, Merger Sub or any of their respective Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. To the extent that the Company determines doing so may be reasonably required for the purpose of complying with applicable antitrust Laws, information disclosed pursuant to this Section 5.3 may be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, provided, that such disclosure would reasonably permit the disclosure of information without violating applicable Law or jeopardizing applicable legal privilege. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above to provide access to employees, officers, properties, contracts, commitments, books and records and any other documents and information by electronic means if physical access is not reasonably feasible or would not be permitted under the applicable Law (including any COVID-19 Measures).

(b) Parent agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Confidential Information, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of September 20, 2022, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4 No Solicitation.

(a) Subject to the provisions of this Section 5.4, from the date hereof until the earlier of the Effective Time and the Termination Date, the Company agrees that it shall not, and shall cause its Subsidiaries, Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing or providing access to non-public information) the making or submission of, any indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, any

Alternative Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding an Alternative Proposal or furnish (or continue to furnish) any nonpublic information regarding the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub and their respective Representatives) that has made or, to the Knowledge of the Company, is considering making an Alternative Proposal (except, in each case, solely to clarify the terms and conditions of any proposal or offer made by any Person solely to determine whether such proposal or offer constitutes or could reasonably be expected to lead to a Superior Proposal), or (iii) enter into any letter of intent or agreement in principle or any other agreement (whether written or oral, binding or non-binding, preliminary or definitive) relating to, or that is intended to or would reasonably be expected to lead to, any Alternative Proposal (except for confidentiality agreements permitted under Section 5.4(d)). From the date hereof until the earlier of the Effective Time and the Termination Date, the Company shall not, and shall cause its Subsidiaries not to, terminate, amend, modify or waive any standstill, non-use or non-disclosure provision with respect to an Alternative Proposal of any confidentiality agreement, standstill or similar agreement to which the Company or any of its Subsidiaries entered into with the intent of exploring a potential Alternative Proposal; provided, that the Company may grant waivers of standstill and similar provisions to the extent the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(b) The Company agrees that it shall, and shall cause its Subsidiaries, Affiliates and Representatives, to (i) immediately following the execution of this Agreement cease and cause to be terminated any solicitations, discussions or negotiations with any Person (other than Parent, Merger Sub and their respective Representatives) in connection with any Alternative Proposal, (ii) terminate access to any physical or electronic data rooms hosted by or on behalf of the Company by any Person (other than Parent, Merger Sub and their respective Representatives) and (iii) deliver written notice to each such Person requesting that such Person (other than Parent, Merger Sub and their respective Representatives) return or destroy all confidential information regarding the Company and its Subsidiaries in accordance with the applicable confidentiality agreement between the Company and such Person.

(c) The Company shall promptly (and in any event within 48 hours of receipt) notify Parent in writing of (i) the receipt by the Company of an Alternative Proposal or (ii) any proposal or offer received by the Company with respect to, or that would reasonably be expected to lead to, an Alternative Proposal, which notice shall include (A) a copy of any such Alternative Proposal, offer or proposal made in writing (including any draft agreements or term sheets, financing commitments and other agreements submitted therewith) and (B) a summary of the material terms and conditions of any such Alternative Proposal, offer or proposal not made in writing. In addition, from and after the date hereof, the Company shall (x) notify Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Alternative Proposal in accordance with Section 5.4(d), (y) keep Parent reasonably informed in all material respects of the status and terms (including any material change to the terms of any such Alternative Proposal) of any such Alternative Proposal, offer or proposal and (z) provide Parent promptly after the receipt or delivery of copies of all written proposals, offers or draft agreements sent or provided to the Company, its Affiliates or its Representatives from any Person that describes any of the terms or conditions of any such Alternative Proposal, inquiry, offer or proposal.

(d) Notwithstanding anything in this Section 5.4 to the contrary, if at any time following the date hereof and prior to the receipt of the Required Company Stockholder Vote the Company receives a bona fide, written unsolicited Alternative Proposal and that the Board of Directors determines in good faith after consultation with its outside legal and financial advisors could reasonably be expected to result in a Superior Proposal, the Company may, subject to compliance with Section 5.4(c) in all material respects, take the following actions: (x) furnish nonpublic information to the third party making such Alternative Proposal, as well as its Representatives and potential financing sources, if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with the Company having provisions as to confidential treatment of information and other terms that are not materially less favorable in the aggregate to the Company than the confidentiality provisions and other terms of the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal on a confidential basis, but such confidentiality agreement shall not prohibit the Company or its Subsidiaries from providing any information contemplated by this Section 5.4 to Parent, Merger Sub or their respective Representatives) (provided, however, that any such non-public information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time such information is furnished to such third party), and (y) engage in discussions or negotiations with the third party with respect to the Alternative Proposal. It is understood and agreed that any contacts, disclosures, discussions or negotiations to the extent permitted under this Section 5.4(d) shall not, in and of itself, constitute a Change of Recommendation or constitute a basis for Parent to terminate this Agreement pursuant to Section 7.1(g)(ii).

(e) Except as set forth in this Section 5.4, the Board of Directors shall not (i) withhold or withdraw (or modify in any manner adverse to Parent or Merger Sub), or propose publicly to withhold or withdraw (or modify in any manner adverse to Parent or Merger Sub), the Recommendation, (ii) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Alternative Proposal, (iii) fail to include the Recommendation in the Proxy Statement or (iv) fail to publish, send or provide to the holders of Shares, pursuant to Rule 14e-2(a) under the Exchange Act a statement recommending against any Alternative Proposal that is a tender or exchange offer and publicly reaffirm the Recommendation within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer or fail to maintain such recommendation against such offer at any time before such offer has expired or been withdrawn or (v) resolve or agree to do any of the foregoing (any such action, a “Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Required Company Stockholder Vote, the Board of Directors may, in response to a bona fide, written unsolicited Alternative Proposal received by the Company after the date of this Agreement and that the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel would, if consummated, constitute a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement that have been offered by Parent in accordance with this Section 5.4(e) (x) make a Change of Recommendation with respect to such Superior Proposal or (y) cause the Company to terminate this Agreement pursuant to Section 7.1(g)(i) in order to enter into a definitive written agreement providing for such Superior Proposal substantially concurrently with such termination; provided, however, that the Board of Directors shall not be entitled to make such a Change of

Recommendation or cause such termination of this Agreement pursuant to Section 7.1(g)(i) unless, in each case, (A) the Company shall have given Parent at least three (3) Business Days’ written notice (a “Superior Proposal Notice”) advising Parent of its intention to make such a Change of Recommendation or terminate this Agreement, which Superior Proposal Notice shall include a description of the terms and conditions of the Superior Proposal that is the basis for the proposed action of the Board of Directors, the identity of the Person making the Superior Proposal and a copy of any written offer or proposal, proposed definitive agreement, proposed or committed financing documentation and any other related documents for such Superior Proposal, if any, (B) during such three (3) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage with Parent and its Representatives to consider amendments to the terms and conditions of this Agreement in such a manner so that such Alternative Proposal would cease to constitute a Superior Proposal and (C) at the end of such notice period, after taking into account any proposals irrevocably made by Parent in writing to amend the terms of this Agreement during the period following delivery of such Superior Proposal Notice, the Board of Directors concludes in good faith after consultation with its financial advisors and outside legal counsel that the Superior Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal; provided that in the event of any modification of the financial terms or any other material modifications to the terms of such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.4(e) with respect to such new written notice, except that the notice period under clause (A) shall be two (2) Business Days.

(f) Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Required Company Stockholder Vote, the Board of Directors may, in response to an Intervening Event, make a Change of Recommendation contemplated by clause (i) or (iii) of the definition thereof if the Board of Directors determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that an Intervening Event has occurred and is continuing and that the failure of the Board of Directors to make a Change of Recommendation in response to such Intervening Event would reasonably likely be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Board of Directors shall not be entitled to make such a Change of Recommendation (i) unless the Company shall have given Parent at least two (2) Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include a description of the applicable Intervening Event, (ii) unless during such two (2) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage with Parent and its Representatives to consider amendments to the terms and conditions of this Agreement in such a manner that would permit the Board of Directors, consistent with its fiduciary duties, not to make such Change of Recommendation and (iii) unless, at the end of such notice period, after taking into account any proposals irrevocably made by Parent in writing to amend the terms of this Agreement during the period following delivery of such Intervening Event Notice, the Board of Directors determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Intervening Event remains in effect and that the failure of the Board of Directors to make such Change of Recommendation contemplated by clause (i) or (iii) of the definition thereof would reasonably likely continue to be inconsistent with its fiduciary duties under applicable Law.

(g) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) taking or disclosing to its stockholders a position contemplated by Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable Law; provided, that (A) any such action or disclosure that constitutes a Change of Recommendation may only be made in accordance with the applicable provisions of Section 5.4(e) and Section 5.4(f) and (B) any public disclosure made by or on behalf of the Company that refers to an Alternative Proposal will be deemed to be a Change of Recommendation (including for purposes of Section 7.1(g)(ii)) unless the Board of Directors expressly reaffirms the Recommendation in such disclosure. A “stop, look and listen” disclosure pursuant to Section 14d-9(f) under the Exchange Act in connection with a tender or exchange offer shall not constitute a Change of Recommendation.

(h) “Alternative Proposal” means any indication of interest, inquiry, proposal or offer made by any Person or group of Persons (other than Parent or its Subsidiaries) for or that would result in (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving the Company, (ii) the direct or indirect acquisition by any Person of (A) more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis, or (B) assets of the Company and its Subsidiaries to which more than twenty percent (20%) of the revenues or earnings of the Company and its Subsidiaries, on a consolidated basis, are attributable for the most recent fiscal year for which the audited financial statements are then available, or (iii) the direct or indirect acquisition by any Person of, or a tender offer or exchange offer that if consummated would result in any Person beneficially owning, more than twenty percent (20%) of the outstanding Shares, in each of the foregoing clauses (i), (ii) and (iii), whether in a single or series of related transactions.

(i) “Superior Proposal” means an unsolicited Alternative Proposal, substituting in the definition thereof “fifty percent (50%)” for “twenty percent (20%)” in each place it appears, that the Board of Directors determines in good faith, after consultation with the Company’s outside financial and legal advisors, and considering such factors as the Board of Directors considers in good faith to be relevant (including the conditionality, timing and likelihood of consummation of such proposal), to be more favorable, from a financial point of view, to the Company’s stockholders than the transactions contemplated by this Agreement (after taking into account any changes thereto committed to by Parent pursuant to Section 5.4(e)).

(j) “Intervening Event” means any event, change, occurrence or development first occurring or arising after the date hereof that is material to the Company and its Subsidiaries, taken as a whole, and that (i) is unknown and not reasonably foreseeable to the Board of Directors as of the date hereof, or if known and reasonably foreseeable to the Board of Directors as of the date hereof, the material consequences of which were not known and reasonably foreseeable to the Board of Directors as of the date hereof and (ii) does not involve or relate to an Alternative Proposal.

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable (and in any event within thirty (30) Business Days) after the date hereof, the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 5.4, include the Recommendation, and shall use reasonable best efforts to respond to any comments by the SEC staff in respect of the Proxy Statement as promptly as reasonably practicable after the receipt thereof, and shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders promptly following the time the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders (and in any event within ten (10) Business Days of such time). Parent and Merger Sub shall provide to the Company such information concerning themselves and their Affiliates as is customarily included in a proxy statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, requested by the SEC or its staff or as the Company may reasonably request. Subject to applicable Law, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any written comments of the SEC staff with respect thereto, the Company shall provide Parent and its counsel a reasonable opportunity to review and to propose comments on such document or response and consider in good faith such comments reasonably proposed by Parent or its counsel for inclusion therein.

(b) Subject to the other provisions of this Agreement, the Company shall (i) take all action required by the NYSE and the SEC rules and as required by the DGCL and its articles of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders promptly following the mailing of the Proxy Statement for the purpose of obtaining (A) the Required Company Stockholder Vote and (B) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated by such agreement (the “Company Stockholders’ Meeting”), and (ii) use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement (it being understood that the foregoing shall not require the Company’s Board of Directors to recommend in favor of the adoption of this Agreement, if a Change of Recommendation has been effected in accordance with Section 5.4). The Company shall not, without the prior written consent of Parent, adjourn, recess, postpone or otherwise delay the Company Stockholders’ Meeting; provided, that (x) the Company may adjourn, recess, or postpone, and at the request of Parent it shall adjourn, recess or postpone, the Company Stockholders’ Meeting for a reasonable period to solicit additional proxies, if the Company or Parent, respectively, reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or to obtain the Required Company Stockholder Vote (provided that, unless agreed in writing by the Company and Parent, all such adjournments, recesses or postponements shall be for periods of no more than ten (10) Business Days each) and (y) the Company may adjourn, recess, or postpone the Company Stockholders’ Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting.

Section 5.6 Employee Matters.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Company Employee Plans in accordance with their terms as in effect immediately before the Effective Time. For a period of twelve (12) months following the Effective Time, Parent shall provide, or shall cause to be provided, to each current and former employee of the Company and its Subsidiaries (“Company Employees”) (i) base compensation and annual cash incentive opportunities that, in each case, are no less favorable than were provided to the Company Employee immediately before the Effective Time and (ii) all other compensation and employee benefits (excluding transaction bonus payments, defined benefit pension, non-qualified deferred compensation and retiree medical coverage, but including annual long-term target equity incentive opportunity ) that are substantially similar in the aggregate to those provided to Company Employees immediately before the Effective Time. Without limiting the generality of the immediately preceding sentence, (A) Parent shall or shall cause the Surviving Corporation to provide to each Company Employee whose employment terminates during the one (1)-year period following the Effective Time severance benefits equal to the severance benefits that would have been provided to the Company Employee under the Company’s severance arrangements in effect immediately prior to the Effective Time, and (B) during such one (1)-year period following the Effective Time, severance benefits offered to each Company Employee shall be determined without taking into account any reduction after the Effective Time in compensation paid or benefits provided to such Company Employee. Notwithstanding the foregoing, compensation and employee benefits for Company Employees covered by a Collective Bargaining Agreement as of immediately prior to the Effective Time shall be provided in accordance with the applicable Collective Bargaining Agreement as in effect from time to time. For the avoidance of doubt, subject to the applicable terms of any Company Employee Plan, Parent shall not be prohibited by this Section 5.6(a) from terminating the employment of or changing or modifying the terms and conditions of employment for any Company Employee following the Closing Date.

(b) For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Employee Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any final average pay defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Employee Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Employee Plans will occur at or immediately prior to the Effective Time, as applicable.

(d) Without limiting the generality of Section 8.9, the provisions of this Section 5.6 are solely for the benefit of the parties to this Agreement, and no current or former director, employee or consultant or any other person shall be a third-party beneficiary of this Agreement, and nothing in this Agreement shall be construed as an amendment to, or limiting the ability to amend, any Company Employee Plan or other compensation or benefit plan or arrangement for any purpose. The provisions of this Section 5.6 shall survive the consummation of the Merger.

Section 5.7 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause their respective Subsidiaries and Affiliates to use) all reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required (nor, without the prior written consent of Parent, shall the Company and its Subsidiaries be permitted) to pay prior to the Effective Time any fee, penalty or other consideration (other than customary filing and notification fees with Governmental Entities and other nominal amounts) to any third party for any consent or approval required for or triggered by the consummation of the transactions contemplated by this Agreement under any contract or agreement or otherwise.

(b) Subject to the terms and conditions in this Agreement and without limiting the foregoing, the Company and Parent shall (and shall cause their respective Subsidiaries and Affiliates to) (i) promptly, but in no event later than fifteen (15) Business Days after the date hereof, file or cause to be filed any and all required notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement, and use all reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, (ii) supply or cause to be supplied to any Governmental Entity as promptly as practicable any additional information or documentary material that may be requested pursuant to any Law or by such Governmental Entity and (iii) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, or any other Governmental Entity or Person may assert under any Law with respect to the Merger and the other transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable after the date hereof (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or disposition of any and all of the share capital or other equity voting interest, assets (whether tangible or intangible), businesses, divisions, operations, products or product lines of Parent or its Subsidiaries or Affiliates or of the Company or its Subsidiaries and (y) otherwise taking or committing to take any actions that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) or Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their Subsidiaries’ (including the Surviving Corporation’s), assets (whether tangible or intangible), businesses, divisions, operations, products or product lines, in each case as may be required in order to satisfy the conditions to Closing or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action that would otherwise have the effect of preventing the Closing, delaying the Closing in any material respect or delaying the Closing beyond the End Date (individually or collectively, a “Remedial Action”); provided, that neither the Company, Parent nor any of their respective Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets (whether tangible or intangible), businesses, divisions, operations, products or product lines of the Company, Parent or any of their respective Affiliates, unless such requirement, condition, understanding, agreement or order is conditioned upon the occurrence of the Closing or is or becomes effective on or after the Closing; provided further that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.7 or any other provision of this Agreement shall require any of Parent or any of its Affiliates to (A) waive any of the conditions set forth in Article 6 as they apply to Parent or Merger Sub or (B) agree or otherwise be required to, take any action, including any Remedial Action that, individually or in the aggregate together with one or more other Remedial Actions, would reasonably be expected to have a material adverse effect on the business, operations or financial condition of the Parent, the Company, and their respective Subsidiaries, taken as a whole and after giving effect to the Merger (it being understood that, for purposes of determining pursuant to this clause (B) whether such Remedial Action would reasonably be expected to have such a material adverse effect (aa) Parent, the Company and their respective Subsidiaries, taken as a whole and after giving effect to the Merger, shall be deemed to be the same size as the Company and its Subsidiaries, taken as a whole and prior to giving effect to the Merger, and (bb) any proceeds received, or expected to be received, from effecting any Remedial Action shall not be taken into consideration). Without limiting Parent’s obligations under this Section 5.7, in no event shall the Company propose, negotiate, effect or agree to any Remedial Action without the prior written consent of Parent. Except as otherwise permitted under this Agreement, the Company, Parent and Merger Sub shall not (and shall cause their Subsidiaries and Affiliates not to) make, or agree to make, any acquisition, or knowingly take, or agree to take, any other action outside the ordinary course of business consistent with past practice, in each case, that would be reasonably likely to prevent or materially delay the Closing.

(c) The Company, Parent and Merger Sub shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to this Section 5.7(c), and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, (y) as necessary to comply with contractual agreements and (z) as necessary to address reasonable privilege or confidentiality concerns. The parties, as they deem advisable and necessary, may designate any competitively sensitive material provided to the other under this Section 5.7(c) as “Antitrust Counsel Only Material,” and such materials and the information contained therein shall be given only to outside antitrust counsel of the recipient and will not be disclosed to other Representatives of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel. Each of the Company, Parent and Merger Sub agrees not to participate in any meeting or discussion, either in Person, by videoconference, or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(d) The Company and Parent shall jointly develop and cooperate with one another with respect to developing the (i) strategy and timing for obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, (ii) response to any request from, inquiry by, or investigation by (including the timing, nature and substance of all such responses) any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement and (iii) strategy for the defense and settlement of any action brought by or before any Governmental Entity that has authority to enforce the applicable antitrust Laws; provided, in the event of any conflict or disagreement between the Company and Parent with respect to clauses (i), (ii) and (iii) above, Parent shall have the right to direct the matter that is the cause of any such conflict or disagreement, acting reasonably and following consultation with the Company and after considering in good faith all comments and advice of the Company (and its counsel).

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.7, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, subject to the limitations set forth in the other provisions of this Section 5.7 (including Section 5.7(b)), each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

Section 5.8 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

Section 5.9 Public Announcements. The Company, Parent and Merger Sub shall consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated in this Agreement and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided that the restrictions in this Section 5.9 shall not apply to any Company communication regarding an Alternative Proposal or from and after a Change of Recommendation, in each case, to the extent permitted by Section 5.4. Parent and the Company agree to issue a joint press release as the first public disclosure of this Agreement.

Section 5.10 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries (or directors or officers of an Acquired Company to the extent serving as fiduciaries with respect to any Company Employee Plan maintained by any Acquired Company) as provided in their respective articles or certificates of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue at and after the Effective Time in full force and effect. For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles or certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim, even if beyond such six (6)-year period. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.10.

(b) For a period of six (6) years after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director, officer or employee of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or its Subsidiaries (or directors or officers of an Acquired Company to the extent serving as fiduciaries with respect to any Company Employee Plan), in each case, at or prior to the Effective Time (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law following receipt of a written undertaking by or on behalf of such Person to repay such amount if it is ultimately determined that such Person was not entitled to indemnification under this Section 5.10(b)), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of the Company or its Subsidiaries). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers or provide substitute policies for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Effective Time (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Company and its Subsidiaries (the “Maximum Amount”). If the Surviving Corporation is unable to obtain the insurance required by this Section 5.10(c) because its cost exceeds the Maximum Amount, it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase, or Parent may, at its option cause the Company to purchase, a six-(6) year prepaid “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10 (subject to the undertakings described in Section 5.10(b)).

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

Section 5.11 Stockholder Litigation. Prior to the earlier of the Effective Time or the valid termination of this Agreement, the Company shall control the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to this Agreement, the Merger or the other transactions contemplated by this Agreement (whether directly or on behalf of the Company and its Subsidiaries or otherwise); provided, however, that the Company shall reasonably promptly notify Parent of any such stockholder Action, keep Parent reasonably informed with respect to the status thereof (including by providing copies of all pleadings with respect thereto) and shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). This Section 5.11 is without prejudice to the provisions in Section 2.1(b) relating to Dissenting Shares.

Section 5.12 Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE and the SEC to enable the de-listing by the Surviving Corporation of the Common Stock from NYSE and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.13 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Obligations of Parent. Parent shall cause Merger Sub and each of Parent’s other Subsidiaries, and the Surviving Corporation, to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under this Agreement, and Parent shall be jointly and severally liable with the Subsidiaries for the due and timely performance, satisfaction and discharge of each of the said covenants, obligations and liabilities. Parent, in its capacity as the sole stockholder of Merger Sub, shall approve this Agreement by written consent immediately following its execution.

Section 5.15 Payoff of Certain Indebtedness. The Company shall use its commercially reasonable efforts to, (A) at least one (1) Business Day prior to the Closing Date, deliver to Parent a draft payoff letter and (B) cause the administrative agent under the Company Credit Agreement to deliver to Parent on the Closing Date, a fully executed payoff letter, in each case, with respect to the indebtedness identified on Section 5.15 of the Company Disclosure Letter and in form and substance customary for transactions of this type.

Section 5.16 Financing. Parent shall do all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date on which the Merger is required to be consummated pursuant to the terms hereof.

Section 5.17 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 6

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Parent and the Company to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Required Company Stockholder Vote shall have been obtained.

(b) No Legal Restraints. No injunction or similar order by any Governmental Entity with competent jurisdiction over any party hereto that prohibits the consummation of the Merger and the other transactions contemplated by this Agreement shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity with competent jurisdiction over any party hereto that, in any case, prohibits or makes illegal the consummation of the Merger (any such order, injunction or Law, a “Legal Restraint”).

(c) Regulatory Approvals. Any waiting period under the HSR Act shall have expired or been earlier terminated.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in Article 4 (without regard to any qualifications as to materiality or Parent Material Adverse Effect contained in such representations and warranties) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement are further subject to the satisfaction (or waiver by Parent and Merger Sub to the extent permitted by applicable Law) of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Section 3.2(a) (first and second sentences), Section 3.2(b) (first and second sentences), Section 3.2(c) (clauses (i), (ii) and (iii)) and Section 3.6(a) shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, solely in respect of Section 3.2(a) (first and second sentences), Section 3.2(b) (first and second sentences), Section 3.2(c) (clauses (i), (ii) and (iii)), for de minimis inaccuracies; (ii) the representations and warranties of the Company set forth in Section 3.2(a) (other than first and second sentences), Section 3.3, Section 3.22, Section 3.23 and Section 3.25 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) the other representations and warranties of the Company set forth in Article 3 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct does not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Section 6.4 Frustration of Closing Conditions. No party hereto may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any covenant or agreement of this Agreement in any material respect.

ARTICLE 7

TERMINATION

Section 7.1 Termination or Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company of the matters presented in connection with the Merger:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if (i) the Effective Time shall not have occurred on or before December 17, 2023 (provided that if, as of such date all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing) other than the conditions set forth in Section 6.1(b) or Section 6.1(c) (but only to the extent the applicable legal restraint relates to antitrust Laws), then such date shall automatically be extended to June 17, 2024; provided, further, that if, as of such extended date all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing) other than the conditions set forth in Section 6.1(b) or Section 6.1(c) (but only to the extent the applicable legal restraint relates to antitrust Laws), then Parent shall have the right (but not the obligation) to further extend such extended date by written notice to the Company to September 17, 2024 (as so extended, the “End Date”)) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have contributed to the failure to consummate the Merger on or before such date;

(c) by either the Company or Parent if any Governmental Entity with competent jurisdiction over any party hereto shall have issued a Legal Restraint, and such Legal Restraint shall have become final and nonappealable;

(d) by either the Company or Parent if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Required Company Stockholder Vote contemplated by this Agreement shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by the End Date or, if curable, is not cured within 30 Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination; provided that, the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(f) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) cannot be cured by the End Date or, if curable, is not cured with 30 Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; and

(g) (i) by the Company prior to the receipt of the Required Company Stockholder Vote at the Company Stockholders’ Meeting, in order to enter into a written definitive agreement providing for a Superior Proposal if (A) the Company has complied in all material respects with Section 5.4, (B) prior to or substantially concurrently with such termination the Company pays the Company Termination Fee due to Parent in accordance with Section 7.3(a) and (C) promptly after such termination, the Company enters into such written definitive agreement providing for such Superior Proposal or (ii) by Parent, if a Change of Recommendation shall have occurred (whether or not in compliance with Section 5.4).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, the terminating party shall forthwith give written notice thereof to the other party or parties and this Agreement shall terminate, and the transactions contemplated by this Agreement shall be abandoned, without further action by any of the parties hereto. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, or their respective former, current or future directors, partners, stockholders, managers or members, except that (i) no such termination shall relieve any party of its obligation to pay the Company Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 7.3; (ii) subject to Section 7.3, no such termination shall relieve any party for liability for such party’s willful and material breach of any covenant or agreement of this Agreement prior to its termination; and (iii) the Confidentiality Agreement, this Section 7.2, Section 7.3 and Article 8 shall survive the termination hereof.

Section 7.3 Termination Fee.

(a) Company Termination Fee. Any provision in this Agreement to the contrary notwithstanding, if (i) the Company shall have terminated this Agreement pursuant to Section 7.1(g)(i), (ii) Parent shall have terminated this Agreement pursuant to Section 7.1(g)(ii), or (iii) (A) after the date of this Agreement but (x) prior to the Company Stockholders’ Meeting (in the case of a termination pursuant to Section 7.1(d)) or (y) prior to the End Date (in the case of a termination pursuant to Section 7.1(b)) provided that the condition set forth in Section 6.1(a) is not satisfied, an Alternative Proposal (disregarding the word “inquiry” in the definition thereof) is publicly proposed or publicly disclosed, or any Person shall have publicly announced an intention (whether or not conditional) to make an Alternative Proposal (disregarding the word “inquiry” in the definition thereof), prior to, and not withdrawn at least two (2) Business Days prior to, the Company Stockholders’ Meeting (in the case of a termination pursuant to Section 7.1(d)) or prior to the End Date (in the case of a termination pursuant to Section 7.1(b)), (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) and (C) concurrently with or within twelve (12) months after such termination, (xx) the Company shall have entered into a definitive agreement providing for a transaction that constitutes an Alternative Proposal (which transaction is subsequently consummated, whether during or following such twelve (12)-month period) or (yy) the Company shall have completed a transaction that constitutes an Alternative Proposal (it being understood that, for purposes of this clause (C), such transaction need not be with the same Person that made the Alternative Proposal under clause (A) and that references to “twenty percent (20%)” in the definition of Alternative Proposal shall be “fifty percent (50%)” for any fee to be payable under this Section 7.3(a)), then the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of $95,600,000 in cash (the “Company Termination Fee”), such payment to be made prior to or concurrently with, and as a condition to the effectiveness of, termination in the case of clause (i) above, within three (3) Business Days after such termination in the case of clause (ii) above, or within three (3) Business Days after the last to occur of the events set forth in clause (iii) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Upon the payment by the Company of the Company Termination Fee as and when required by this Section 7.3(a), together with any fees, costs, expenses and interest payable pursuant to Section 7.3(c), none of the Company, its Subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives shall have any further liability with respect to this Agreement or the transactions contemplated by this Agreement to Parent, Merger Sub or their respective Affiliates or Representatives, except to the extent provided in Section 7.2. Payment of the Company Termination Fee pursuant to this Section 7.3(a) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and, upon payment of the Company Termination Fee, none of Parent, Merger Sub, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination, except to the extent provided in Section 7.2. Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to this Section 7.3(a) shall be the sole and exclusive remedy of the Parent Related Parties in circumstances where the Company Termination Fee is payable pursuant to this Section 7.3(a) against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other Representatives or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Company Termination Fee, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except, in each case, to the extent provided in Section 7.2.

(b) Parent Termination Fee. Any provision in this Agreement to the contrary notwithstanding, in the event that:

(i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) and, at the time of such termination, (A) one or more of the conditions set forth in Section 6.1(b) and Section 6.1(c) (with respect to Section 6.1(b), only as the result of a Legal Restraint issued or granted in respect of the Merger or the other transactions contemplated by this Agreement by a Governmental Entity pursuant to the HSR Act or any other applicable antitrust Law) have not been satisfied or waived (B) the condition set forth in Section 6.1(a) has been satisfied, (C) all of the other conditions set forth in Section 6.1 and Section 6.3 have been satisfied (other than any such conditions that by their nature are to be satisfied at the Closing (if such conditions would be satisfied were the Closing to occur at such time) and other than with respect to such covenants that, by their nature, are only applicable if the Closing were to occur (such as, Section 5.12 and Section 5.15)) or waived and (D) no breach by the Company of its obligations under Section 5.1 or Section 5.7 has been the principal cause of the failure to be satisfied of all or any of the conditions listed in clause (A) of this Section 7.3(b)(i), then Parent shall pay the Parent Termination Fee to the Company as promptly as practicable (and, in any event, within two (2) Business Days following such termination) by wire transfer of immediately available funds; or

(ii) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(c), only as the result of an Order or injunction issued or granted in respect of the Contemplated Transactions by a Governmental Entity pursuant to the HSR Act or any other applicable antitrust Law and, at the time of such termination, (A) one or more of the conditions set forth in Section 6.1(b) and Section 6.1(c) (with respect to Section 6.1(b), only as the result of a Legal Restraint issued or granted in respect of the Merger or the other transactions contemplated by this Agreement by a Governmental Entity pursuant to the HSR Act or any other applicable antitrust Law) have not been satisfied or waived, (B) no event shall have occurred such that the conditions set forth in Section 6.1(a) or Section 6.3 shall not be capable of being satisfied and (C) no breach by the Company of its obligations under Section 5.1 or Section 5.7 has been the principal cause of the imposition of such Order or injunction, then Parent shall pay the Parent Termination Fee to the Company as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination) by wire transfer of immediately available funds.

In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Upon the payment by Parent of the Parent Termination Fee as and when required by this Section 7.3(b), together with any fees, costs, expenses and interest payable pursuant to Section 7.3(c), none of Parent, its Subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives shall have any further liability with respect to this Agreement or the transactions contemplated by this Agreement to the Company or its Affiliates or Representatives, and none of the Company Related Parties or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any of their respective Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination, except, in each case, to the extent provided in Section 7.2. The Company’s right to receive payment from Parent of the Parent Termination Fee pursuant to this Section 7.3(b) shall be the sole and exclusive remedy of the Company Related Parties in circumstances where the Parent Termination Fee is payable pursuant to this Section 7.3(b) against the Parent Related Parties for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Parent Termination Fee, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except, in each case, to the extent provided in Section 7.2.

(c) Acknowledgements. Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without Section 7.3(a), Parent would not have entered into this Agreement and that, without Section 7.3(b), the Company would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 7.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Company Termination Fee or the Parent Termination Fee, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. The parties further acknowledge that neither the Company Termination Fee nor the Parent Termination Fee shall constitute a penalty but is each liquidated damages, in a reasonable amount that will compensate each party in the circumstances in which either the Company Termination Fee or Parent Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

ARTICLE 8

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3 and Section 8.14, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that expenses incurred by any party in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be borne by the Company, and all filing fees paid by any party in respect of any HSR Act or other regulatory filing shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other parties.

Section 8.4 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, and any action, suit or other Legal Proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the Parties with respect to the Contemplated Transactions (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the choice of laws principles of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies. In any action between any of the Parties arising out of or relating to this Agreement, any of the Contemplated Transactions or the legal relationship of the Parties with respect to the Contemplated Transactions (whether at law or in equity, whether in contract or in tort or otherwise), each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware); (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware). Service of any process, summons, notice or document to any Party’s address and in the manner set forth in Section 8.6 shall be effective service of process for any such action.

(b) EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, WHETHER IN CONTRACT OR IN TORT OR UNDER ANY OTHER BODY OF LAW, TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE

CONTEMPLATED TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.4.

Section 8.5 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. In circumstances where Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The parties acknowledge and agree that time is of the essence and that the parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms, including but not limited to as a result of any dispute over the parties’ obligations to consummate the transactions contemplated by this Agreement. It is accordingly agreed that, as to any claims or Actions in which a party seeks specific performance or other equitable relief pursuant to this Section 8.5, the parties shall use their best efforts to seek and obtain an expedited schedule for such proceedings and shall not oppose any party’s request for expedited proceedings.

Section 8.6 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email, facsimile transmission, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

L3Harris Technologies, Inc.

1025 West NASA Boulevard

Melbourne, Florida 32919

Attention: Scott Mikuen, Senior Vice President, General Counsel and

                 Secretary

Facsimile: (321) 727-9616

Email: Scott.Mikuen@l3harris.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Mario Ponce

                 Sebastian Tiller

Facsimile: (212) 455-2502

Email: mponce@stblaw.com

            stiller@stblaw.com

To the Company:

Aerojet Rocketdyne Holdings, Inc.

222 N. Pacific Coast Highway

Suite 500

El Segundo, CA 90245

Attention: Joseph E. Chontos, General Counsel & Corporate Secretary

Email: joseph.chontos@Rocket.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David A. Katz

                 Trevor S. Norwitz

Facsimile: (212) 403-2000

Email: DAKatz@wlrk.com

            TSNorwitz@wlrk.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email or facsimile, provided that the recipient confirms in writing its receipt thereof, (b) upon proof of service when sent by reliable overnight delivery service, (c) upon personal delivery in the case of hand delivery or (d) upon receipt of the return receipt when sent by certified or registered mail. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.7 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and any prohibited assignment is void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except (a) for the provisions of Article 2 (which, from and after the Effective Time, shall be for the benefit of holders of the Common Stock and Company Equity Awards as of the Effective Time), and Section 5.10 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties), and (b) for the limitations on liability of the Company Related Parties and the Parent Related Parties set forth in Section 7.3, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing in this Agreement is intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder. Notwithstanding anything to the contrary in this Agreement, and without limitation to the foregoing, Parent and Merger Sub expressly acknowledge and agree that the Company shall have the right, on behalf of its stockholders, to pursue damages against Parent and/or Merger Sub for the loss of the Merger Consideration (including, for the avoidance of doubt, damages based on the loss of the economic benefits of the Merger, including the loss of the premium offered to each such holder) in the event of any breach of this Agreement by Parent or Merger Sub in respect of which the Company is entitled to bring a claim hereunder; provided that this sentence is not intended, and under no circumstances shall be deemed, to create any right of the holders of Company Common Stock or Company Equity Awards to bring an Action against Parent or Merger Sub or otherwise.

Section 8.10 Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Required Company Stockholder Vote, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Required Company Stockholder Vote, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NYSE require further approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable. The foregoing notwithstanding, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.11 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.12 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references in this Agreement to “$” or “dollars” shall be to U.S. dollars. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to December 17, 2022. All references to information or documents having been “made available” (or words of similar import) shall mean such items or documents that have been made available to Parent or its Representatives in the electronic data room maintained by the Company, provided directly (including via email) to Parent or its Representatives or made publicly available on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) database of the SEC, in each case, in advance of the date hereof unless otherwise expressly specified. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Each of the parties has participated in the drafting and negotiation of this Agreement. References to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder and references to specific laws, Contracts or specific provisions thereof are to such laws, Contracts or provisions as amended, restated, supplemented, re-enacted, consolidated, replaced or modified from time to time, in each case as of the applicable date or period of time; provided, that with respect to any Contract listed in the Company Disclosure Letter, such references shall only include any amendments, replacements or modifications that are made available to Parent prior to the date hereof. All accounting terms used in this Agreement and not expressly defined shall have the meanings given to them under GAAP. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.13 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

Section 8.14 Transfer Taxes. Except as otherwise provided in Section 2.2(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes imposed on the Company or any of its Subsidiaries with respect to the transfer of Shares pursuant to the Merger shall be borne by the Surviving Corporation.

Section 8.15 Attorney-Client Privilege. (a) All attorney-client privilege and attorney work-product protection of the Company or any of its Subsidiaries as a result of legal counsel representing the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (b) all documents subject to the attorney-client privilege or work-product protection described in Section 8.15(a) and (c) all documents maintained by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall, from and after the Closing, be held by the persons serving as directors of the Company immediately prior to the Closing, and their respective successors.

Section 8.16 Definitions. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used in this Agreement:

“Acquired Companies” means, collectively, the Company and the Company’s Subsidiaries.

“Additional Consideration” means (a) if the Closing Date occurs after September 17, 2023, an amount in cash equal to (i) $0.0025 multiplied by (ii) the number of calendar days elapsed after September 17, 2023 to and including the Closing Date.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Bid” means any quotation, bid or proposal made by a Person that if accepted or awarded would lead to a Contract.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136) and all rules, regulations and guidance issued by any Governmental Entity with respect thereto, in each case as in effect from time to time.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition or similar agreement with respect to any current or former employee of any Acquired Company or other Contract with a Union, including a neutrality or accretion clause or agreement.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its consolidated subsidiaries as of September 30, 2022 included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the SEC on November 1, 2022.

“Company Contract” means any Contract other than a Company Employee Plan: (a) to which any of the Acquired Companies is a party; (b) by which any of the Acquired Companies or any Company IP or any other asset of any of the Acquired Companies is or may become bound or under which any of the Acquired Companies has, or may become subject to, any obligation; or (c) under which any of the Acquired Companies has or may acquire any asset, right or interest.

“Company Credit Agreement” means that certain Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of September 28, 2022, among the Company, the lenders and other parties from time to time party thereto, and Bank of America, N.A., as administrative agent.

“Company Deferred Compensation Plans” means the Company’s Amended and Restated Deferred Compensation Plan for Directors (the “Directors Deferred Compensation Plan”) and the Company’s Deferred Bonus Plan.

“Company Employee Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other management, employment, consulting, salary, bonus, commission, other remuneration, stock option, restricted stock, restricted stock unit, stock appreciation rights, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation, profit sharing, savings, pension, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance), vacation, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, redundancy, retention, transaction bonus, change of control, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, relocation, repatriation or expatriation and similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing) maintained or contributed to or required to be contributed to by any of the Acquired Companies for the benefit of or relating to any current or former employee of any Acquired Company, or with respect to which any Acquired Company has any Liability.

“Company Equity Award” means a Company SAR, Company Restricted Stock Award or Company RSU Award or any other stock-based award granted under a Company Equity Plan.

“Company Equity Plans” means the GenCorp Inc. Amended and Restated 2009 Equity and Performance Incentive Plan, the Company’s 2018 Equity and Performance Incentive Plan, and the Company’s 2019 Equity and Performance Incentive Plan.

“Company Inbound License” means any Contract in effect as of the date of this Agreement pursuant to which any Person has licensed any material Intellectual Property or material Intellectual Property Rights (whether or not currently exercisable and including a right to receive a license) to any Acquired Company or granted to any Acquired Company a covenant not to sue or other right or immunity under, in or to any material Intellectual Property or material Intellectual Property Right (other than nonexclusive licenses obtained in the ordinary course of business that are either (a) “shrink wrap,” “click wrap,” Software as a service, or similar licenses for unmodified “off-the-shelf” Software, (b) licenses of Open Source Software, or (c) Software or Software as a service licenses that are generally commercially available for less than one-hundred thousand U.S. dollars ($100,000), in each case under a license that permits the use and exploitation made by the Acquired Companies of such Software).

“Company IP” means all Intellectual Property and Intellectual Property Rights in which any of the Acquired Companies has (or purports to have) an ownership interest.

“Company Material Adverse Effect” means an event, change, occurrence or development that has had, or would reasonably be expected to have, a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole, but shall not include events, changes, occurrences or developments relating to or resulting from (a) any change in the market price or trading volume of the Company’s Common Stock (provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Company Material Adverse Effect); (b) the execution, announcement, consummation, existence or pendency of this Agreement or the terms hereof (including the identity of Parent or Merger Sub) or the announcement, pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, labor unions, works councils, financing sources, customers, franchisees, suppliers, partners, Governmental Entities or other business relationships (provided, that this clause (b) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 3.4 or with respect to the condition to Closing contained in Section 6.3(a), to the extent it relates to such representations and warranties); (c) the general conditions or trends in the industries in which the Company and its Subsidiaries operate or in the economy generally or other general business, financial or market conditions, including competition in geographic, product or service areas; (d) domestic, foreign or global political conditions, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets); (e) any act of civil unrest, civil disobedience, protests, public demonstrations, insurrection, terrorism, war, cyberterrorism, military activity, sabotage, national or international calamity or any other similar event, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement; (f) any natural or manmade disasters, epidemics, pandemics or disease outbreaks (including COVID-19) or any acts of God; (g) compliance by the Company and its Subsidiaries with COVID-19 Measures or any Cybersecurity Measures; (h) the failure of the Company to meet internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets (provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Company Material Adverse Effect; provided, further, that this clause (h) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets); (i) any Action or proceeding based on allegations of a breach of fiduciary duty or violation of applicable Law relating to or resulting from this Agreement or the transactions contemplated by this Agreement; (j) any action taken by the Company at the written direction of Parent or any action required to be taken by Parent, Merger Sub or the Company pursuant to the terms of this Agreement, or the failure of the Company to take any action that the Company is prohibited by the terms of this Agreement from taking, or which the Company did not take on account of any unreasonably withheld consent from Parent (provided, that this clause (j) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 3.4 or with respect to the condition to Closing contained in Section 6.3(a), to the extent it relates to such representations and warranties); (k) any breach by Parent or Merger Sub of this Agreement; (l) any matter expressly set forth on Section 3.6(a) of the Company Disclosure Letter, (m) any change in, or any compliance with, any applicable Law or GAAP or any other publicly available applicable accounting principles or standards (or publicly available interpretations of any applicable Law or GAAP or any other publicly available applicable accounting principles or standards) after the date of this Agreement; provided, however, that, to the extent such events, changes, occurrence or developments referred to in clauses (c), (d), (e), (f), (g) or (m) has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate, then the incremental disproportionate impact shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur.

“Company Outbound License” means any Contract in effect as of the date of this Agreement pursuant to which any Acquired Company has granted any Person a license, covenant not to sue, or other right or immunity under, in or to any material Company IP, other than a Contract, including a Government Contract, entered into by an Acquired Company in the ordinary course of business granting only a nonexclusive license (a) to a supplier or contractor for the sole purpose of supplying or performing services for the Acquired Companies, (b) to a customer on terms and conditions substantially the same as an Acquired Company standard form customer Contract, or (c) to a Governmental Entity, any prime contractor of a Governmental Entity, or any subcontractor at any tier under a Government Contract granting rights substantially consistent with standard Government Contract data rights clauses.

“Company Preferred Stock” means the preferred stock, $1.00 par value per share, of the Company.

“Company Product” means any model or version of any product that is being, or since January 1, 2018 has been, designed, developed, distributed, provided, licensed or sold by or on behalf of any Acquired Company.

“Company Restricted Stock Award” means each award of shares of Common Stock that is unvested and subject to a transfer restriction or is subject to a repurchase option or obligation, risk of forfeiture or other condition under any Company Equity Plan or applicable restricted stock purchase agreement or other Contract with the Company.

“Company RSU Award” means each award of restricted stock units representing the right to vest in and be issued shares of Common Stock by the Company.

“Company SAR” means a stock appreciation right with respect to shares of Common Stock.

“Company Software” means Software owned, developed (or currently being developed), used, marketed, distributed, licensed out or sold by any of the Acquired Companies at any time since January 1, 2018 (other than commercially available “off-the-shelf” software that is not incorporated or embodied in any Company Product or otherwise material to an Acquired Company’s business).

“Company Technology” means all IT Systems and Company Software or electronic hardware products or services, made available, provided, sold, licensed to customers or leased to customers by the Acquired Companies.

“Consent” means any approval, consent, ratification, permission, waiver or authorization of or from, or registration, declaration or filing with, or notice to any Governmental Entity (including any Governmental Authorization).

“Contemplated Transactions” means the transactions contemplated by the Agreement, including the Merger.

“Contract” means any legally binding, written or oral agreement, contract, subcontract, teaming agreement, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement or other obligation or arrangement.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means (i) any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including, the CARES Act, Families First Act and American Rescue Plan Act of 2021 or (ii) any other reasonable measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and its Subsidiaries (A) for the protection of the health or safety of the employees, partners, patients, vendors, service providers of the Company and its Subsidiaries or any other natural persons, (B) to preserve the assets utilized in connection with the business of the Company and its Subsidiaries, or (C) that are otherwise substantially consistent with actions taken by others in the industries or geographic regions in which the affected businesses of the Company or any of its Subsidiaries operate, in each case, in connection with or in response to COVID-19 or any other related global or regional health event or circumstance.

“Cybersecurity Measures” means (i) any measures enacted or regulations promulgated by a Governmental Entity relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of personally identifiable information, and (ii) any reasonable measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and its Subsidiaries in response to a cybersecurity attack, breach or incident, for the protection of its information technology or any stored personally identifiable information.

“DOL” means the United States Department of Labor.

“Enforceability Exceptions” means: (a) legal limitations on enforceability arising from applicable bankruptcy and other similar Laws affecting the rights of creditors generally; (b) legal limitations on enforceability arising from rules of Law governing specific performance, injunctive relief and other equitable remedies; and (c) legal limitations on the enforceability of provisions requiring indemnification against Liabilities under securities Laws in connection with the offering, sale or issuance of securities.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, limited liability company, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or other legal entity.

“Environmental Authorization” means any Governmental Authorization required under Environmental Laws to own or operate the business of the Acquired Companies as currently owned and operated.

“Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

“Equity Award Exchange Ratio” means, with respect to each Company Post-Signing RSU, the quotient determined by dividing (a) the Merger Consideration by (b) the Parent Stock Price.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with any of the Acquired Companies within the meaning of Sections 414(b), (c), (m) and (o) of the Code, or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executive CIC Severance Policy” means the Amended and Restated Aerojet Rocketdyne Holdings, Inc. Executive Change in Control Severance Policy amended March 4, 2020.

“Executive Leadership Team” means the participants in the Executive CIC Severance Policy and the Chief Executive Officer of the Company.

“Foreign Export and Import Law” means any Law of a Governmental Entity (other than a U.S. Governmental Entity) regulating exports, imports or re-exports to, from or within such foreign country, including economic sanctions and the export, import, transfer or re-export of any goods, Software, services or technical data.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authorization” means: (a) any permit, license, certificate, certification, franchise, approval, concession, permission, variance, clearance, registration, qualification, identification number, approval, or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Law; or (b) any right under any Contract with any Governmental Entity, and shall also include the expiration of the waiting period under the HSR Act and any required approval or clearance of any Governmental Entity pursuant to any other applicable antitrust Law.

“Governmental Entity” shall mean any federal, state, local or foreign governmental or regulatory agency, commission, court, body, entity or authority.

“Government Bid” means any Bid that, if accepted or awarded, reasonably would be expected to lead to a Government Contract between the Company, on the one hand, and any Governmental Entity, on the other hand.

“Government Contract” means any prime contract, subcontract, facility contract, purchase order, task order, delivery order, teaming agreement or arrangement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, blanket purchase agreement, letter contract, grant, cooperative agreement or other similar arrangement, commitment or funding vehicle of any kind that is currently active in performance, or that has been active in performance at any time in the five (5) year period prior to the date of the Agreement and for which final payment has not yet been made (or has not been finally closed by the relevant Governmental Entity) or which remains subject to audit or warranty obligations with: (a) any Governmental Entity; (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor; or (c) any subcontractor at any tier with respect to any contract of a type described in the foregoing clause (a) or clause (b) above. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Hazardous Substance” means any substance, material or waste listed, defined, regulated, designated or classified as hazardous, toxic, radioactive or dangerous (or words of similar meaning) under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, per-and poly-fluoroalkyl substances, perchlorate, 1,4-dioxane, n-nitrosodimethylamine, asbestos or asbestos-containing material, urea formaldehyde foam insulation or polychlorinated biphenyls.

“Information Privacy and Security Laws” means all Laws relating to the processing, use, disclosure, collection, privacy, confidentiality, processing, transfer or security of Protected Information, surveillance, espionage or national security and all regulations promulgated and guidance issued by Governmental Entities thereunder.

“Intellectual Property” means any or all of the following: (a) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, methods, processes, recipes, know-how, materials, chemistries, technical data and customer lists, and all documentation relating to any of the foregoing; (b) business, technical and know-how information, non-public information, confidential information, databases and data collections; (c) works of authorship (including Software (whether in source code, object code, firmware or other form)), interfaces, integrated circuits, photomasks, architectures, designs, diagrams, documentation, files, layouts, records, schematics, specifications, Verilog files, netlists, emulation and simulation reports, IP cores, gate arrays, test vectors and hardware development tools; (d) websites; (e) logos, marks and other identifiers of source (including brand names, product names, and slogans); and (f) any other form of technology, whether or not embodied in any tangible medium.

“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the Laws of any jurisdiction in the world: (a) patents and applications therefor and all reissues, divisionals, renewals, extensions, provisionals, certificates of invention and statutory invention registrations, continued prosecution applications, requests for continued examination, reexaminations, continuations and continuations-in-part thereof (“Patents”); (b) copyrights, and registrations and applications therefor, mask works, whether registered or not, and all other rights corresponding thereto throughout the world including moral and economic rights of authors, however denominated; (c) rights in industrial designs and any registrations and applications therefor; (d) rights in trademarks, logos, all identifiers of source, service marks, trade names, trade dress, fictitious business names (D/B/As) and domain names, including all goodwill therein, and any and all common law rights, registrations and applications therefor; (e) rights in trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), business, technical and know-how information, non-public information, and confidential information, including all source code, documentation, processes, technology, formulae, customer lists, business and marketing plans, inventions (whether or not patentable) and marketing information and rights to limit the use or disclosure thereof by any Person; and (f) any other proprietary rights in Intellectual Property or similar or equivalent rights to any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT System” means any Software, hardware, network or systems owned or controlled by or on behalf of, any of the Acquired Companies, including any server, workstation, router, hub, switch, data line, desktop application, server-based application, mobile application, cloud service hosted or provided by or for any of the Acquired Companies, mail server, firewall or database.

“ITAR” means the International Traffic in Arms Regulations.

“Knowledge” means (a) with respect to Parent, the actual knowledge of the individuals listed on Section 8.16(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.16(a) of the Company Disclosure Letter.

“Law” means any federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, order, injunction or decree of any Governmental Entity.

“Leased Real Property” means all real property leased, subleased or licensed to the Acquired Companies, including all buildings, structures, fixtures and other improvements thereon leased, subleased or licensed to the Acquired Companies.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, regulatory or appellate proceeding), hearing, claim, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Lien” means a lien, mortgage, pledge, security interest, charge, title defect, claim, option to purchase or other encumbrance of any kind or nature whatsoever, but excluding any license of Intellectual Property.

“NYSE” means the New York Stock Exchange.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” means software that is distributed or made available under “open source” or “free software” terms, including any software distributed or made available under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any Software distributed or made available with any license term or condition that imposes or purports to impose a requirement or condition that a licensee grant a license or immunity under its Intellectual Property Rights or that any of its Software or part thereof be: (a) disclosed, distributed or made available in source code form; (b) licensed for the purpose of making modifications or derivative works; or (c) redistributable at no or nominal charge.

“Order” means any order, writ, injunction, award, judgment or decree.

“Parent Contracts and Bids” means any Company Contract, Government Contract or Government Bid, in each case between or involving any Acquired Company, on the one hand, and Parent or any of its Affiliates, on the other hand.

“Parent Common Stock” means the Common Stock, $1.00 par value per share, of Parent.

“Parent Stock Price” means the volume weighted average of the closing sale prices per share of the Parent Common Stock on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source), on each of the five (5) full consecutive trading days ending on and including the third (3rd) Business Day prior to the Closing Date.

“Parent Termination Fee” means an amount equal to $406,300,000.

“PBGC” means the Pension Benefit Guaranty Corporation.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Permitted Lien” means a Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due or payable or which are being contested in good faith by appropriate proceedings, or for which adequate accruals or reserves have been established in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business for amounts not yet past due, (c) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity that is not violated in any respect material to the Company and its Subsidiaries, taken as a whole, by the current use or occupancy of the real property subject thereto, (d) that is disclosed on the most recent consolidated balance sheet of the Company including the notes thereto (or securing liabilities reflected on such balance sheet), (e) that secures indebtedness (i) in existence on the date of this Agreement or (ii) not prohibited by Section 5.1(b)(ix) or (f) that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company and is not material to the Company and its Subsidiaries, taken as a whole.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Protected Information” means any information that: (a) relates to or is reasonably capable of being linked to an identified or identifiable individual or device used by an individual; (b) is governed, regulated or protected by any Information Privacy and Security Law; (c) is covered by the PCI DSS; (d) is subject to a confidentiality obligation pursuant to a Company Contract or in which any Acquired Company has Intellectual Property Rights; or (e) is derived from Protected Information. “Protected Information” does not include (i) information that is lawfully available to the public whether through federal, state or local government records or otherwise or (ii) information that has been deidentified, aggregated or anonymized in accordance with applicable Information Privacy and Security Law and applicable Company Contracts such that the resulting information is no longer Protected Information.

“Proxy Statement” means the proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholders Meeting.

“Registered IP” means all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Entity, including all Patents, registered copyrights, registered mask works and registered trademarks, all applications for any of the foregoing and all domain name registrations.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, threatened release or release of Hazardous Substances from any source into, through or upon the indoor or outdoor environment.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means, collectively, computer software (including drivers), firmware and other code incorporated or embodied in hardware devices, data files, source code and object codes, tools, user interfaces, manuals and other specifications and documentation and all know-how relating thereto.

“Solvent” means, with respect to any Person, that:

(a) the fair saleable value (determined on a going concern basis) of the assets of such Person is greater than the total amount of such Person’s liabilities (including all liabilities, whether or not reflected on a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(b) such Person is able to pay its debts and obligations in the ordinary course of business as they become due; and

(c) such Person has adequate capital to carry on its businesses and all businesses in which it is about to engage.

“Source Material” means, collectively, any Software or integrated-circuit, hardware, product, or component design or programming materials, or related confidential technical documentation, expressed in source code or other human-readable form, and any elements of design or programming in netlist, hardware description language, photomask, or CAD file form, including any design databases, GDSII files, schematics, and simulations.

“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Tax Return” means any return, report, statement or similar filing filed or required to be filed with any Governmental Entity with respect to Taxes, including any information return, claim for refund, amended return, attached schedules or declaration of estimated Taxes.

“Taxes” means any and all federal, state, local or foreign taxes, imposts, levies or other similar assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, capital gains, franchise, windfall, profits, license, capital, transfer, estimated, alternative, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, severance, social security, disability, workers’ compensation, net worth, excise, withholding, environmental, registration, stamp, goods and services, ad valorem and value added taxes.

“Treasury Regulations” means the regulations promulgated under the Code.

“Union” means any labor organization, union, works council, or similar entity, or other body representing one or more current or former employees of any Acquired Company.

“U.S. Export and Import Law” means any applicable U.S. Law regulating exports, re-export, deemed (re)exports, transfers or imports of goods, services, software or technical data, including the United States Export Control Reform Act of 2018, the Export Administration Regulations, the Arms Export Control Act, ITAR, the economic sanctions laws, regulations and executive orders administered by OFAC or U.S. Department of State, the Tariff Act of 1930 the Trade Act of 1974 and anti-boycott laws and regulations implemented by the U.S. Department of Commerce and Treasury.

“U.S. Government” means the federal government of the United States of America and any agencies, instrumentalities and departments thereof.

Section 8.17 Terms Defined Elsewhere. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used in this Agreement:

Action	Section 5.10(b)
Agreement	Preamble
Appraisal Rights	Section 2.1(b)
Board of Directors	Recitals
Book-Entry Shares	Section 2.2(a)
Cancelled Shares	Section 2.1(a)(ii)
Certificate of Merger	Section 1.3
Certificates	Section 2.2(a)
Change of Recommendation	Section 5.4(e)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(b)(iii)
Common Stock	Section 2.1(a)(i)
Company	Preamble
Company Disclosure Letter	Article 3
Company Employees	Section 5.6(a)
Company Post-Signing RSU Award	Section 2.3(c)
Company Related Parties	Section 7.3(a)
Company SEC Reports	Section 3.5(a)
Company Stockholders’ Meeting	Section 5.5(b)
Company Termination Fee	Section 7.3(a)
Confidentiality Agreement	Section 5.3(b)
Development Real Property	Section 3.9(e)
DFARS	Section 3.20(c)
DGCL	Recitals
Dissenting Shares	Section 2.1(b)
EAR	Section 3.15(d)
EDGAR	Article 3
Effective Time	Section 1.3
End Date	Section 7.1(b)
ESPP	Section 3.2(b)(i)
Exchange Fund	Section 2.2(a)
Filed SEC Reports	Article 3
Financing Amounts	Section 4.12
HSR Act	Section 3.4
Indemnified Party	Section 5.10(b)
Intervening Event Notice	Section 5.4(f)
Leases	Section 3.9(a)
Legal Restraint	Section 6.1(b)
Major Customer	Section 3.13(a)
Major Supplier	Section 3.13(b)
Material Contract	Section 3.11(a)
Maximum Amount	Section 5.10(c)
Measurement Time	Section 3.2(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)(i)
Merger Sub	Preamble

New Plans	Section 5.6(b)
Old Plans	Section 5.6(b)
Owned Real Property	Section 3.9(a)
Parent	Preamble
Parent Approvals	Section 4.2(b)
Parent Disclosure Letter	Article 4
Parent Material Adverse Effect	Section 4.1
Parent Related Parties	Section 7.3(a)
Parent RSU Award	Section 2.3(c)(i)
Paying Agent	Section 2.2(a)
Proposed Dissenting Shares	Section 2.1(b)
Recommendation	Section 3.3
Remedial Action	Section 5.7(b)
Representatives	Section 5.3(a)
Required Company Stockholder Vote	Section 3.23
Sexual Misconduct Allegation	Section 3.18(c)
Share	Section 2.1(a)(i)
Specified Approvals	Section 3.4
Standards Organization	Section 3.10(b)
Superior Proposal Notice	Section 5.4(e)
Surviving Corporation	Section 1.1
Takeover Statute	Section 3.22
Termination Date	Section 5.1(a)
WARN Act	Section 3.18(a)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

L3HARRIS TECHNOLOGIES, INC.

By:	/s/ Christopher E. Kubasik
Name: Christopher E. Kubasik
Title: Chair and Chief Executive Officer

AQUILA MERGER SUB INC.

By:	/s/ Michelle L. Turner
Name: Michelle L. Turner
Title: President

AEROJET ROCKETDYNE HOLDINGS, INC.

By:	/s/ Eileen P. Drake
Name: Eileen P. Drake
Title: Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of Form of Certificate of Incorporation of the Surviving Corporation

[see attached]

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

[                ]

_____,_____

FIRST. The name of the corporation is [                 ]1 (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

FOURTH. The total number of shares that the Corporation shall have authority to issue is 1,000 shares of common stock, and the par value of each such share is $0.01.

FIFTH. The board of directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the Corporation.

SIXTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SEVENTH. To the fullest extent permitted by the DGCL, including, without limitation, as provided in Section 102(b)(7) of the DGCL, as the same exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended after the effective date hereof to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification or with respect to events occurring prior to such time.

EIGHTH (A) Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as such director,

[1]	Note to Draft: Name to be “[Aquila], Inc.” or such other name as designated by Parent.

2

officer, employee, or agent, or in any other capacity while serving as such director, officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the DGCL permitted the Corporation to provide prior to such amendment), against all expense, liability, and loss (including attorneys’ fees, judgments, fines, other expenses and losses, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of his or her heirs, executors, and administrators; provided, however, that, except as provided in paragraph (B) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article EIGHTH shall be a contract right and shall include the right of a director or officer to be paid by the Corporation the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, which undertaking shall itself be sufficient without the need for further evaluation of any credit aspects of the undertaking or with respect to such advancement, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by a final, non-appealable order of a court of competent jurisdiction that such director or officer is not entitled to be indemnified under this Article EIGHTH or otherwise.

(B) If a claim under paragraph (A) of this Article EIGHTH is not paid in full by the Corporation within sixty (60) days after a written claim, together with reasonable evidence as to the amount of such claim, has been received by the Corporation, except in the case of a claim for advancement of expenses (including attorneys’ fees), in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense, including attorneys’ fees, of prosecuting such suit. It shall be a defense to any such suit, other than a suit brought to enforce a claim for expenses (including attorneys’ fees) incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation, that the claimant has not met the standards of conduct that make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board or a committee thereof, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the

3

Corporation (including the Board or a committee thereof, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the suit or create a presumption that the claimant has not met the applicable standard of conduct. In any suit brought by an indemnitee to enforce a right to indemnification or to advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to such indemnification, or to such advancement of expenses, under this Article EIGHTH or otherwise shall be on the Corporation.

(C) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article EIGHTH shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the certificate of incorporation, bylaw, agreement, or vote of stockholders or disinterested directors, or otherwise.

(D) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any such expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

(E) In the case of a claim for indemnification or advancement of expenses against the Corporation under this Article EIGHTH arising out of acts, events, or circumstances for which the claimant, who was at the relevant time serving as a director, officer, employee, or agent of any other entity at the request of the Corporation, may be entitled to indemnification or advancement of expenses pursuant to such other entity’s certificate of incorporation, bylaws, or other governing document, or a contractual agreement between the claimant and such entity, the claimant seeking indemnification or advancement of expenses hereunder shall first seek indemnification or advancement of expenses pursuant to any such governing document or agreement. To the extent that amounts to be paid in indemnification or advancement to a claimant hereunder are paid by such other entity, the claimant’s right to indemnification and advancement of expenses hereunder shall be reduced.

4